Follow-Up Materials

06012402

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REGISTRANT'S NAME Ark Therapeutics Group

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APR 11 2006

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DAT : 4/10/06





Ark therapeutics

Ark Therapeutics Group plc
Annual report and accounts 2005

From Science to Markets: A Year of World Firsts



From science to markets

Ark Therapeutics is a specialist healthcare group focused on vascular disease and cancer, two of the largest therapeutic markets in the world.

Ark has one marketed product and an exciting late-stage portfolio addressing significant areas of unmet clinical need. The pipeline is supported by a number of advanced pre-clinical candidates which have already shown encouraging *in vivo* therapeutic proof-of-principle results.



Market focused product portfolio

Product	Description	Phase I	Phase II	Phase III	Marketed
Kerraboot®	Wound management				Stage entered
Cerepro™	Gene-based medicine	Stage complete	Stage complete	Stage complete	
Vitor™	Small molecule	Stage complete	Stage complete	Stage entered	
Trinam®	Gene-based medicine	Stage complete	Stage entered		

Stage complete | Stage entered

○ Successful commercialisation strategies

Our specialist market focus gives us the option to market our key products ourselves, promoting them using small, highly-targeted sales forces focused on the small number of key hospital 'specialist centres'.

○ Scientific and development expertise

Ark's senior scientists and physicians place considerable emphasis on integrating clinical experience with leading-edge scientific research. Combining this approach with Ark's technology and development capabilities ensures rapid translation of leading-edge discoveries into potential new treatments.

○ Unique access to discoveries

Ark's founding scientists continue to play leading roles in the Company's research. Ark's model of integrating academic and industrial research gives it access to over 100 scientists at recognised centres of scientific and biomedical excellence. With our basic science biologists and chemists in London and our vector technology and DNA-based medicines groups in Kuopio, Finland, Ark has a wealth of innovative discoveries for its future pipeline.



Indication	**Comment**
Foot and leg ulcers	Launched in the UK and US approved. Six deals announced.
Operable malignant glioma	MAA filed in Europe. Orphan Drug Status (FDA/EMEA).
Cancer-related cachexia	Effect in man confirmed. Fast track designation (FDA).
Haemodialysis access	Orphan Drug Status (FDA/EMEA).

Contents

MAA

Cerepro™ marketing approval process initiated in Europe

Demand for Kerraboot®

rises as UK sales increase and international deals signed

X3 graft patency

achieved with Trinam® at low dose

£multi million

deal with Boehringer Ingelheim for access to Ark renin-angiotensin IP

HIGHLIGHTS OF THE YEAR

- Cerepro™ marketing approval process commenced in Europe. Submission validated and formal review underway at the EMEA
- Cerepro™ corroborative Phase III study started and first patients enrolled
- Kuopio manufacturing facility received the first ever gene-based medicine manufacturing licence allowing commercial production for European markets
- Kerraboot® demand strengthened. Super-absorbent version introduced and out-licensing deals signed for Ireland and South Korea
- Trinam® Phase II low dose results show tripling of haemodialysis access graft patency period
- European CE-marking completed for Ox-LDL cardiovascular risk test
- Multi-million pound licence signed with Boehringer Ingelheim granting them access to Ark's IP in the renin-angiotensin area
- Discovery of targeted gene delivery vector technology heralds potential breakthrough in gene-based medicine
- Patent granted in Europe for Trinam®. International patent position strengthened across Ark's other lead and follow-on products
- €2.2m grant awarded by Finnish government to extend gene medicine manufacturing facilities
- Cash and money market investments of £34.3m at 31 December 2005

DEVELOPMENTS SINCE YEAR END

- Kerraboot® patent granted in the United States
- Phase III results confirm Vitor™ significantly reduces rate of cachexia in non small cell lung and colon cancer
- Scavidin® DNA-based drug targeting system halts tumour progression in two cancer proof-of-principle models
- Kerraboot® out-licensing deals signed for four countries, including China

Chairman and Chief Executive's review

2005 has been a year of unprecedented achievement for Ark. Substantial progress has been made which includes the realisation of a number of milestones which are 'world firsts' in the sector.

Early in the year, we commenced the process with the EMEA to obtain approval to market our brain cancer product, Cerepro™, in Europe. Following submission of our application (MAA), we received notification that the filing documentation was valid and the formal MAA review commenced in October. That same month, our manufacturing facility in Finland received a licence allowing it to produce Cerepro™ for commercial supply in Europe. Both of these achievements represent 'world firsts' in gene-based medicine. Also in October, we commenced the corroborative Phase III study for Cerepro™. In the third quarter we were pleased to see extremely encouraging interim results from a Phase II study of Trinam® where, at low dose, haemodialysis access grafts remained viable for over three times longer than the patients had previously experienced. These patency results had improved even further by the end of the year.

We have made good progress with our commercial activities. During the year we executed a multi-million pound deal with Boehringer Ingelheim granting them access to our intellectual property in the renin-angiotensin area. In the UK, sales of Kerraboot®, our novel device for lower leg ulcers, showed steady growth during the first half of the year. In the second half, following consultation with customers, we developed a super-absorbent version to make it more suitable for use in the community. Although some softening of sales was observed during the period of product change in the last quarter, UK sales in the second half of the year were 24% higher than in the first half. We have been pleased to see, during 2005, an increasing number of independent healthcare professionals publishing case histories illustrating clinical success with the product. Since the introduction of the super-absorbent boot, sales have grown at a notably faster rate than seen previously. We also concluded out-licensing deals for Ireland and South Korea and since the year end we have announced three other international out-licensing deals covering four countries, including China.

In line with our longer term objective of building a stand-alone business in the wound care area, we also made solid progress in identifying additional products for our sales force to sell alongside Kerraboot®.

In the last quarter, we announced CE-marking of our oxidised LDL antibody test kit, which is a more reliable predictor of the likelihood of myocardial infarction than currently-marketed tests. As it is outside our main area of business, we have decided not to market the product ourselves and have commenced the process of out-licensing it to a suitable commercialisation partner.

Our research teams have continued to make innovative discoveries to drive our pre-clinical science programmes and in the third quarter we reported the exciting breakthrough of our site-specific integrating vector technology 'clip' which targets a therapeutic gene to one specific site located in the ribosomal DNA. This discovery has the potential to move gene therapy into a new era by minimising the problems of unwanted side effects which are a complication of earlier gene therapy vectors. Post period we also announced exciting pre-clinical proof-of-principle results with our novel gene-based targeting system, Scavidin®, where tumour growth was halted using yttrium and paclitaxel in doses up to ten times lower than those conventionally used to treat cancer.

Throughout the year we have further strengthened our intellectual property position with patent grants for Trinam®, Scavidin®, Cerepro™ and Vitor™ in a number of countries.

We finished the year with cash and money market investments of £34.3m. Overall, we have been very pleased with the progress and milestone achievements across the business during 2005 and we believe 2006 will be another exciting year for Ark. We look forward to continuing to report strong progress.

2005 a most successful year with 'world first' achievements

Chairman and Chief Executive's review
Product and pipeline review

Cerepro™ – for operable malignant brain cancer

Cerepro™ is a gene-based medicine which 'harnesses' healthy brain cells to destroy cancer cells that attempt to proliferate. It is being developed for the treatment of patients with operable high-grade glioma, a type of malignant brain tumour where the average survival period for patients, once diagnosed, is about eight months. Cerepro™ is given at the time of surgery.

Development status

Cerepro™ has been granted Orphan Drug Status by the European Committee for Orphan Medicinal Products and by the FDA in the US. It has completed three clinical trials. The third study demonstrated an 80% increase (p=0.0095) in mean survival time (seven month extension of life), compared with standard care. Cerepro™ was well tolerated overall and there was no evidence of deterioration in the patients' quality of life, or of an increased dependency on drug maintenance.

In early 2005, a marketing approval process with the EMEA for Cerepro™ commenced, and the filing of the Marketing Authorisation Application (MAA) was accepted for review in October.



Cerepro™ demonstrated an 80% increase in mean survival compared with standard care

PHARMACEUTICALS

Cerepro™ – for brain cancer

Early in 2005 we filed with the EMEA for approval of Cerepro™ as an Orphan Medicinal Product for consideration under the exceptional circumstances route and in April the two Rapporteur countries required under that process were appointed by the EMEA. In response to EMEA comments, we transferred finished product filling and packaging capability to our own manufacturing facility in Finland and subsequently put in place quality control processes to comply with the new European manufacturing legislation that had been introduced in the middle of the year. In October our Kuopio facility received the first ever licence for commercial production of a gene medicine for European market supply. That same month the EMEA accepted the Cerepro™ filing as valid and formal review of the dossier commenced, making Cerepro™ the first gene-based medicine in the world (excluding China) to have its MAA accepted for review.

During 2005 we completed the logistics for a Phase III corroborative study of Cerepro™ and in October the study opened with the first patient enrolled shortly before the end of the year. The progress made with Cerepro™ to date has been outstanding and, although the timing of certain future milestones is dependent on the MAA review process, we will be updating you on regulatory and trial progress during 2006.

Vitor™ – for cancer cachexia (muscle wasting)

We made significant progress with Vitor™, our product for cachexia in cancer, with the completion of enrolment into the Phase III study and confirmation by the UK Medicines and Healthcare Products Regulatory Agency that the new decentralised process is the appropriate European regulatory approval route for Vitor™. The rapid development approach for Vitor™, which Ark was able to pursue through its agreement with Tanabe of Japan, meant that this study was a 'first time to man' study for cachexia. The results released in January 2006 were very encouraging, showing that the product significantly (p=0.028) reduced the rate of cachexia in two of the cancers studied (non small cell lung and colon cancer). Whilst statistical significance was not reached in pancreatic cancer, a therapeutic effect was observed from week four of the study onwards. The data from this study will prove invaluable in discussing the way forward with the regulators and we look forward to commencing a final pivotal study once the appropriate trial architecture has been agreed.

Vitor™ – for cachexia of cancer

Vitor™ is an oral, small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer.

Muscle wasting occurs frequently amongst patients with all types of solid tumours and also occurs in patients with other diseases including heart disease, liver cirrhosis and AIDS. In cancer, muscle wasting is often reported as the final cause of death.

Development status

Vitor™ has recently completed a 200 patient Phase III clinical trial for cachexia in cancer. The results showed that Vitor™ significantly reduced the rate of cancer in two of the cancers studied and a therapeutic effect was seen from week four in a third. The product was well tolerated with no adverse effects of concern noted. Vitor™ has Fast Track Designation with the FDA.



Vitor™ significant therapeutic effect demonstrated in Phase III study

Trinam® – haemodialysis access in kidney failure patients

2005 has also been an exceptional year for Trinam®, commencing with the patent grant by the European Patent Office, giving protection in member states until 2017. As we anticipated, recruitment into the Phase II ascending dose study gathered pace and we completed the low dose arm in July. Shortly after that, the FDA accepted the six patients as sufficient for the low dose stage and the Drug Safety Monitoring Board gave approval for us to move to the higher (expected therapeutic) dose. The first results from the Phase II low dose patients were presented at the October American College of Surgeons meeting in San Francisco, where the paper was judged to be of "exceptional merit". Designed primarily as a safety study, with efficacy as a secondary endpoint, we were delighted to report that the safety profile gave no cause for concern and the important serum monitoring, checking for biodistribution of the gene and adenoviral vector, was clear. Furthermore, the efficacy results were exceptional, with post-Trinam® grafts in kidney failure patients, whose previous vascular access procedures (grafts and fistulas) had blocked on average in 4.5 months, staying open on average 14.5 months by October. At the end of 2005 two patients had withdrawn from the study (for reasons unrelated to the therapy), but all remaining patients still had open and functioning grafts, as is the case at the date of this statement. Consequently the efficacy results from the treatment continue to improve.

The magnitude of clinical improvement seen so far in the Phase II study has led us to re-appraise the value of this product in our portfolio. If these results are confirmed in the remainder of the development programme, we believe that Trinam® could have the potential to achieve annual peak sales of £500m[1].

EG005 for HIV-associated lipodystrophy

We reported preliminary results from the Phase II study of EG005 for HIV-associated lipodystrophy, a blinded, placebo controlled 'first time to man' study in 50 patients. After three months, four aspects of the patients' disease, including the physician's overall assessment of lipodystrophy, were showing encouraging trends. However, we do not intend to make further decisions on the product's future development until the results of the one-year extension phase have been analysed and this is expected in Q2 2006. At the close of the first stage, 72% of patients elected to continue on active treatment for the one-year extension study.

Ox-LDL diagnostic test

During 2005 we obtained the necessary stability data to complete the development of this novel cardiovascular risk test, which enabled us to obtain European CE-marking in October. Diagnostic testing is outside the areas where Ark wishes to launch products itself, so we have commenced the process of out-licensing of the product to a diagnostic company.

[1] Source: Company estimates, based on independent market data

Trinam® – treatment to prevent haemodialysis access surgery complications

Trinam® consists of a local delivery device and a gene-based medicine using VEGF. It is being developed to prevent the blocking of veins and arteries that frequently occurs after vascular surgery. This is caused by an abnormal overgrowth of muscle cells occurring in the wall of the otherwise healthy blood vessels. Known as intimal hyperplasia, this is a significant problem as it can cause a complete blockage (*de novo* stenosis) of the blood vessel which usually results in the need for further surgery to avoid serious complications. The initial target market is haemodialysis graft access surgery for patients who have kidney failure.

Development status
Trinam® has Orphan Drug Status in the US and in Europe. The first (low dose) results from an ascending dose Phase II trial were presented at the American College of Surgeons meeting in October 2005. The results demonstrated an increase in average graft patency from 4.5 months to 14.5 months for the patients receiving Trinam®. The safety profile of Trinam® was good.

Trinam®
Phase II patients had significantly increased graft patency rates



DEVICES

Kerraboot®
During the first six months of 2005 prescriptions written in the UK for Kerraboot® rose steadily and we consistently increased our market share quarter on quarter. In parallel with this progress, we announced two Kerraboot® out-licensing deals in the period: BellPharma Ltd for Ireland and BL&H Co Ltd for South Korea. In the second half of the year we began the process of re-shaping the sales force and, in response to feedback from community healthcare professionals, we accelerated the production of an improved, super-absorbent version of the product, giving greater flexibility of use, widening the range of ulcers that nurses can treat and extending the period of use for heavily exudating wounds. Despite a marked softening of sales in the period around the introduction of the new high-absorbency version and the sales force reorganisation, UK sales in the second half of the year showed a 24% increase over the first half. The upward trend has continued into 2006 and in the period since the launch of the new version (6 December 2005 to end February 2006) prescriptions written for the product are 48% higher than for the equivalent period in the previous year. Over the last year it has been extremely encouraging to see an increasing number of independent case histories published reporting the clinical effectiveness of Kerraboot® and the product is now being more widely adopted by NHS primary care trust formularies.

We have recently signed further Kerraboot® distribution agreements for the following four countries: China (Sino Tau International Company Limited), Denmark (Nord-Plast Danmark ApS) and The Netherlands and Luxembourg (BiologiQ). Discussions regarding licensing agreements with a number of other companies are making good progress. With sales in the UK strengthening and the recent grant of the US patent, we are increasingly optimistic about the potential for Kerraboot® worldwide.

Other devices
In line with our corporate strategy to establish a stand-alone business in wound care, we have begun the process of extending the range of products to be marketed through our sales force in the UK, both through in-licensing and through our own in-house research. Discussions continue on several new products complementary to Kerraboot®. We expect to report later in the year on progress, with two further devices being developed in-house.

Kerraboot® – a novel device for the management of leg and foot ulcers

Kerraboot® – promotes wound healing in non-healing chronic wounds

Kerraboot® is a novel wound dressing device for leg and foot ulcers. It has achieved a CE-mark in Europe and is listed with the FDA, allowing it to be marketed in the US. Ark promotes the product in the UK through its own sales force and marketing agreements are in place for Israel, Ireland, Korea, China, Denmark, The Netherlands and Luxembourg.

Clinical condition

Leg and foot ulcers are difficult to heal and in the most severe cases can lead to amputation. They can be caused initially by local problems in blood vessels or nerve damage and they are frequently associated with patients who suffer from diabetes and vascular disease.

Kerraboot® in practice

Kerraboot® offers enhanced clinical benefits compared with current standard treatments. For example, compared with Allevyn®, the overall healing profile of the Kerraboot® group was better and greater improvements were also noted in pain reduction and stress indicators. Additional benefits seen with Kerraboot® were in reduced dressing time (approximately 70%), ease of use and improvements in quality of life indicators. In clinical studies carried out to date, both patients and healthcare workers rated Kerraboot® significantly better than previous dressings they had used.



Kerraboot® reduces dressing times by approximately 70%

Pre-clinical pipeline

Progress has continued with both of our Scavidin® and baculovirus vector technologies. We recently announced therapeutic proof-of-principle results in two cancer models using Scavidin® with yttrium and paclitaxel, achieving efficacy at up to one-tenth the equivalent human dose. We have also been delighted with the progress made with our Neuropilin 1 antagonist programme. Neuropilin 1 is a receptor of increasing interest, which has been recently shown to play an important role in mediating the growth and migration of cancer cells. We expect to complete the initial pre-clinical development of a lead Neuropilin 1 antagonist molecule by the end of 2006.

In August we announced the discovery of technology for a targeted integrating vector which we believe heralds a breakthrough in gene medicine. This new technology inserts the therapeutic gene into a specific, predetermined site in the ribosomal DNA. The discovery offers the potential for greatly enhanced safety and efficacy in the development of gene-based medicines.

Ark has an extensive portfolio of additional products. Most have arisen from Ark's own research teams in London and Kuopio and their stage of development ranges from exciting early research projects, to those in clinical development and those ready to be marketed.

Product	Indication	Phase	Comment
EG005	HIV lipodystrophy	Phase II	High unmet need
Ox-LDL diagnostic test	Cardiovascular risk	Completed CE-Marked	Ready to out-license
Scavidin®	Cancer	Pre-clinical	Gene-based system to target chemo/radiotherapy treatments
VEGF antagonists	Macular degeneration	Pre-clinical	Exciting pre-clinical results
NP1 antagonist	Cancer	Pre-clinical	Novel approach for some solid tumours

Ark therapeutics

Manufacturing and new facilities

During 2005, we established the full Cerepro™ production line at our GMP facility in Kuopio and have undertaken process validations, production and QC testing, in accordance with the ongoing requirements of both the EMEA and Finnish National Agency for Medicines (NAM). At NAM's request, we successfully transferred finished product filling and packaging (previously contracted to a certified third party) to Kuopio so that the whole Cerepro™ production process is now in-house. In October, following formal inspection, our facility was certified to produce commercial supplies of adenoviral gene-based medicine for the European markets. This is the first facility in the world to receive such a licence.

After a detailed review, we committed to expand our Finnish operations in order to have the capability to undertake commercial scale production and process development of the full range of DNA-based medicines being developed by the Company. In May, we signed an agreement under favourable terms with the Teknia business park in Kuopio for the building and lease of a 3,000m^2 facility, due to be operational by the end of 2007. This will house manufacturing as well as bringing all related research onto a single site. In November the Finnish Government awarded the Group a grant of €2.2m towards the cost of the facility. This is believed to be the largest grant ever made to a biotechnology company in Finland.

Board and management strengthened

In July, Dr Bruce Carter joined the main Board as a Non-Executive Director and member of the Remuneration Committee. Bruce is a very experienced international biotechnology executive, bringing to our deliberations significant biotech management experience, particularly in the USA. Bruce is President and CEO of ZymoGenetics Inc (NASDAQ) and prior to that was a member of the Board of Novo Nordisk, where he was responsible for research and development. We are delighted he made the decision to join us.

We were also very pleased to announce two new appointments to the Operating Board. Dr David Eckland joined in May from Takeda as Director of Research and Development. David took over the responsibility for this area replacing Dr Alan Boyd who moved to a part-time role, focusing on regulatory approvals. In September we appointed Robert Shaw to the Operating Board as Head of Technical Services and QP, located in Finland. Both are first class additions to our strengthening team.

Staff

Once again, our staff in London and Finland have worked exceptionally hard throughout the year to achieve what we have summarised in this statement. Ark is successfully pioneering leading edge biotechnology and novel products, in many cases as 'world firsts'. The Board is well aware that this success is only being achieved as a result of the expertise and tremendous dedication of our employees and we thank them all for their ongoing efforts and contributions.

Prospects

During 2006 we expect to achieve further significant product milestones. In particular, we will update shareholders on recruitment progress for the Cerepro™ Phase III corroborative study, as well as providing news on progress with the MAA submission. Results of the Trinam® Phase II study are expected mid-year and we plan to commence the pivotal study for Vitor™ towards the end of 2006.

Commercially, we anticipate that revenues from Kerraboot® will continue to grow from increasing UK sales and the start of international sales. We also plan to conclude further Kerraboot® international out-licensing deals, including for the important US market. Furthermore, we expect to add a number of other products to our sales portfolio to build our devices business.

We will continue to exploit our intellectual property as further patents are granted, and plan to secure an out-licensing agreement for our Ox-LDL diagnostic test. As regards our pre-clinical portfolio, we expect to deliver the results of further pre-clinical proof-of-principle studies for Scavidin® in other cancer models and the *in vitro-vivo* proof-of-principle studies for Neuropilin 1 in cancer.

Much has been achieved in a very successful 2005 and we have once again set ourselves some tough milestones for this coming year. With so many important developments in prospect, we believe our spread-risk portfolio approach gives investors a breadth of value-enhancing possibilities, enabling us all to look forward with excitement to Ark's future as a specialist healthcare company.

Dennis Turner
Chairman

Dr Nigel Parker
Chief Executive Officer

14 March 2006

Targeting specialist markets

Opportunities
Our strategy is to target the specialist areas of cancer and vascular disease medicine, where marketing and clinical trial costs are generally lower than in non-specialist areas. We select key lead candidates where it is possible both to fund the clinical development through to regulatory approval ourselves and to take a leadership role in marketing them.

Speed to market and greater control
Targeting high value indications where Orphan Drug Status or Fast Track Designation is likely, gives Ark a range of financial and regulatory benefits. Orphan Drug Status affords Ark practical and financial assistance with the regulatory approval process and facilitates optimal clinical trial design, where possible incorporating surrogate end points. Fast Track Designation gives a considerably shortened approval time and aids access to the rolling marketing authorisation review process. We have received Orphan Drug Status and/or Fast Track Designation for three of our lead products.

Our specialist market focus gives us the option to market our key products ourselves, promoting our products using small, highly-targeted sales forces focused on the small number of key hospital 'specialist centres'. Alternatively, we will develop partnerships with other companies already established in these key areas, or with contract sales organisations, to achieve optimum market penetration in each territory.

To ensure availability of our biologically complex lead products, we manufacture them ourselves in our GMP facility in Kuopio, Finland. This facility, approved for commercial production, is being expanded to enable large-scale production of both Cerepro™ and Trinam® as well as manufacturing our other earlier DNA-based medicines.



Expert teams

Ark's innovative products and business model are driven by proven international management and world-leading science

Directors

Dennis Turner Non-Executive Chairman
Dennis Turner, aged 63, joined Ark as Non-Executive Chairman in 1999. Most of his career has been spent creating, financing and building international companies in the medical and pharmaceutical services sectors. Most recently, he was Chairman and Chief Executive Officer of Pharmaceutical Marketing Services Inc. and Walsh International Inc. (both NASDAQ-listed) and a Non-Executive Director of International Biotechnology Trust (LSE-listed). Mr Turner is a member of the Remuneration and Nomination Committees.

Dr Nigel Parker PhD Chief Executive Officer
Dr Nigel Parker, aged 52, has been Chief Executive Officer of Ark since 1998 and is responsible for the strategy and development of the Group. A graduate in life sciences, he has over 25 years' experience in the pharmaceutical business, where he has undertaken senior international management roles in companies such as Teva Pharmaceuticals Limited and Pharmaceutical Marketing Services Inc.

Martyn Williams MA, FCA Chief Financial Officer
Martyn Williams, aged 54, has been Chief Financial Officer of the Company since 1998. Prior to that he was the Chief Financial Officer of Walsh International Inc. In April 1996, he was a key member of the team responsible for the completion of the initial public offering of that company on NASDAQ. He has over 20 years' experience in senior financial positions in international businesses.

Dr Bruce Carter Non-Executive Director
Dr Bruce Carter, aged 62, joined Ark as a Non-Executive Director and member of the Remuneration Committee in July 2005. He also became a member of the Nomination Committee in February 2006. Dr Carter, who has over 25 years' pharmaceutical experience, is currently President and Chief Executive Officer of ZymoGenetics Inc. (NASDAQ-listed). Dr Carter has extensive experience at board level, having been on the Board of Management of Novo Nordisk from 1988 to 2000 and is currently on a number of biopharmaceutical boards including Renovis and Epigenomics (the latter listed on the Deutsche Börse).

Peter Keen Non-Executive Director
Peter Keen, aged 48, is a Chartered Accountant with over 20 years' experience of financial management in biotechnology companies. Until February 2003 he was UK Managing Director of Merlin Biosciences, the venture capital company which co-founded Ark in 1997 and more recently was Chief Financial Officer of Arakis Limited, a Cambridge based biopharmaceutical company which was sold to Sosei Co Ltd in August 2005. He is also a Non-Executive Director of Abcam plc and the Finsbury Emerging Biotechnology Trust plc.

Dr Wolfgang Plischke Non-Executive Director
Dr Wolfgang Plischke, aged 54, is a Non-Executive Director and a member of the Audit Committee, having been appointed to the Board in December 2003. Until 1 March 2006 Dr Plischke was a member of the Bayer Healthcare Executive Committee and President of the Global Pharmaceuticals Division of Bayer. With effect from 1 March 2006, he became a member of the Board of Management of Bayer AG.

David Prince Non-Executive Director
David Prince, aged 54, is a Non-Executive Director, Chairman of the Audit Committee and a member of the Nomination Committee. He was appointed to the Board in May 2004. Mr Prince was until December 2003 Group Finance Director of Cable and Wireless plc. Prior to this he held Board positions at PCCW, as Group Chief Financial Officer and Hong Kong Telecom as Deputy CEO and Group Finance Director. He also holds a non-executive board position and is a member of the audit committee at Adecco SA and is a Non-Executive Director of SmarTone Telecommunications Holdings (Hong Kong).

Sir Mark Richmond Non-Executive Director
Sir Mark Richmond, aged 75 is a Non-Executive Director, senior independent Director, Chair of the Nomination and the Remuneration Committees and a member of the Audit Committee. Sir Mark was appointed as a Non-Executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds non-executive board positions at OSI Pharmaceuticals Inc., Cytos AG, Paratek Pharmaceuticals Inc. and Sosei Co Ltd.

Professor Seppo Ylä-Herttuala MD, PhD, FESC
Consultant Director of Molecular Medicine,
Non-Executive Director
Professor Seppo Ylä-Herttuala, aged 49, was one of Ark's co-founders in 1997. Since 1995, he has developed the University of Kuopio's Gene Therapy Unit which is one of the most active centres in Europe, with experience in ten human gene therapy trials to date. As a world-renowned expert in gene expression technology, the pathogenesis of vascular diseases and malignant glioma, he brings invaluable knowledge to the Group. His experience includes pioneering work in vascular gene therapy, where he performed the first adenoviral gene transfers to human peripheral arteries.

Senior management

David Eckland Director of Research and Development
Dr David Eckland, aged 52, joined Ark in May 2005. He previously worked at Takeda Europe Research and Development Centre, where he became Managing Director in 2002, after leaving GlaxoWellcome in 1997 where he was International Director of Metabolic Disease Clinical Research. A graduate in Biochemistry and Medicine, and with a doctorate in Neuroendocrinology, Dr Eckland is a member of the Royal College of Physicians.

Paul Higham Director of Commercial Development
Paul Higham, aged 43, Director of Commercial Development has extensive operational and strategic commercial experience in the pharmaceutical industry. He worked as General Manager of Bayer (Pharmaceuticals), Sweden and Denmark, and as International Commercial Director/VP for GI, Metabolic and Pain at GlaxoWellcome plc before joining Ark in 2001.

John Martin Chief Scientific Officer
Professor John Martin, aged 62, is Chief Scientific Officer at Ark and was one of Ark's co-founders in 1997. He is a practising cardiovascular physician and holds a British Heart Foundation chair at UCL. He was Vice President of the European Society of Cardiology from 2000 to 2002 and as a member of the board of the Society he has initiated a high level political endeavour on heart disease in Europe through the European Commission and the Presidencies of several countries. He was the biology finalist for the Descartes Prize in Research 2004.

Nick Plummer General Counsel and Company Secretary
Nick Plummer, aged 35, joined Ark in April 2004, having worked for the previous eight years at the international law firm Ashurst, as a solicitor specialising in corporate law, gaining a wide knowledge of corporate and commercial issues in both domestic and international fields.

Robert Shaw Head of Technical Services
Robert Shaw, aged 54, joined Ark in June 2005, having consulted for the Company on operational issues from the previous summer. Robert is responsible for Ark's quality management and manufacturing development, working mainly in Ark's facility in Kuopio. Robert is an industrial pharmacist with a record of achievements, both in the industrialisation of new processes and the management of established products.

Scientific advisory board

Ark has established an advisory board of physicians and scientists to advise it on scientific and technical matters relating to the business. The Scientific Advisory Board meets twice a year or more frequently by request. Its members include:

Dr John Gordon PhD, ScD Chairman
Dr Gordon has wide-ranging experience at board level of both quoted and unquoted biotechnology companies. He has served on Committees for Government, Research Councils and various learned societies and was a Fellow of Corpus Christi College, Cambridge for many years.

Professor Göran K Hansson MD, PhD Vice Chairman
Professor Hansson is Professor of Cardiovascular Research at the Centre for Molecular Medicine at the Swedish Karolinska Institute. He is also the Chairman of the Nobel Committee for Physiology and Medicine.

Professor Anthony D Dayan LLB, MD, FRCP, FRCPath, FFPM, FFOM
Professor Dayan is Emeritus Professor of Toxicology, University of London, and has an extensive international consulting practice in pharmaceutical, biotechnological and industrial toxicology. He has served on the UK Medicines Commission and the UK Gene Therapy Advisory Committee.

Professor David J Kerr CBE, MA, MD, DSc, FRCP (Glasgow and London) FMedSci
Professor David Kerr is Rhodes Professor of Cancer Therapeutics and Clinical Pharmacology at the University of Oxford and Director of the National Translational Cancer Research Network. He has an international reputation for treatment of and research into colorectal cancer and he is developing new approaches to cancer treatment which involve gene therapy.

Bruce Mackler BA, MS, PhD, JD
Dr Mackler has a first degree in law, a PhD in Immunology/Microbiology and a BA in Biology. For over 25 years Dr Mackler was a US lawyer specialising in food & drug law/regulations before the FDA, local and federal courts and the US Supreme Court. Upon retirement from the law in 2005, he set up Life Science Management Group, Inc., which performs due diligence assessments and provides assistance to a number of financial groups and their portfolio companies. He has authored over 100 published scientific papers and abstracts in immunology, cancer and mucosal diseases.

Fuller details of the Scientific Advisory Board members can be found on the Ark website (www.arktherapeutics.com).

Overview

We report a loss for the year ended 31 December 2005 of £15.1m (2004: £11.9m). The Group's losses have increased in the year principally as a result of the significant progress made in the clinical development process with its lead products, together with increased investment in the Group's advanced biologics manufacturing facility. During the year the Company recognised its first significant revenues, totalling £2.3m, of which £2.0m related to the licensing agreement with Boehringer Ingelheim and £0.3m to Kerraboot® revenue.

Cash and money market investments at 31 December 2005 totalled £34.3m (2004: £47.3m), a level of funding which is expected to enable the Group to progress with its lead products through the next key milestones in their development and support the marketing of the Kerraboot® in the UK and overseas.

These financial statements are the first under which the Group is required to adopt International Financial Reporting Standards. A reconciled opening balance sheet for the year ended 31 December 2004, and an IFRS reconciliation of the Group's results for the year ended 31 December 2004 are detailed on pages [illegible]1 to 56.

RESULTS OF OPERATIONS YEARS ENDED 31 DECEMBER 2005 and 2004

Revenue

Revenue of £2.3m was recorded in 2005 (2004: £0.2m), £2.0m of which was milestone receipts due under the licensing agreement with Boehringer Ingelheim (2004: £nil). Sales in the UK of Kerraboot® were £0.3m (2004: £0.2m). It is expected for 2006 that the primary sources of revenues will continue to be product sales and out-licence deals for Kerraboot®, potential sales from other wound care products and Boehringer Ingelheim milestone receipts. In future years an increasing proportion of revenues is expected to come from the products now in late stage clinical development, together with further out-licensing receipts.

Research and development expenses

Ark conducts research at its facilities in Kuopio, Finland, at University College London and through a specialist chemistry sub-contractor. Clinical studies are generally carried out by approved clinical organisations within Europe and North America under the close supervision of senior project managers employed by the Group. Research and development expenditure in 2005 was £13.9m (2004: £9.1m), reflecting the increased level of late stage clinical trial activity and the continued investment in the biologics manufacturing facility in Finland.

Clinical development costs

Major studies during the year included the commencement of the Phase III study for Cerepro™, the dose-ascending Phase II study for Trinam®, and both a Phase III and a bioequivalence study for Vitor™. It is anticipated that 2006 will see the continuation of the Cerepro™ Phase III study and the commencement of activity in relation to both the Trinam® Phase III study and the pivotal Phase III study for Vitor™.

Manufacturing development costs

Manufacturing development expenditure increased as, following the certification of the Kuopio facility for Phase III clinical trial and commercial production, clinical batches for Cerepro™ were produced and further staff were recruited as the Company began to prepare for commercial production.

Research costs

Research costs rose by £0.5m due to a continuing investment in the Company's highly promising pre-clinical pipeline.

Sales & marketing expenses

Selling, marketing and distribution costs for the period were £1.3m (2004: £1.3m). These costs related largely to sales force expenses and marketing activities for Kerraboot® in the UK (2004 costs included one-off launch activities).

Administrative expenses

Administrative expenses for the period were £5.7m (2004 restated: £4.8m). The increase in expenses was a direct result of the growth in the business with particular investment in commercial development, IT infrastructure and additional London office space.

Investment income

Net interest receivable comprises the interest income generated from cash invested in term and overnight deposits. In the year ended 31 December 2005 the Group earned investment income of £1.9m (2004: £2.0m) on cash deposits. The decrease results from the usage of cash during 2005.

Taxation

There were no corporation tax charges for the year under review due to the incidence of tax losses. The R&D tax credit receivable for the year ended 31 December 2005 was £1.6m (2004: £1.2m), reflecting the increased investment in research and development in the year.

Liquidity and capital resources

The net cash outflow from operating activities for the year was £14.1m (2004: £14.1m). Ark's net cash outflow from capital expenditure was £0.8m (2004: £0.4m). The capital expenditure was incurred principally for upgrading the Group's biologics manufacturing facilities in Kuopio, Finland. The Company's investment in expanded manufacturing facilities in Kuopio will give rise to additional capital expenditure during 2006 and 2007.

Ark's net cash inflow from financing activities was £0.6m (2004: £50.7m) primarily through the exercising of share options (the 2004 figure included £50.4m proceeds net of expenses raised by the IPO). Interest received from term and overnight deposits was £1.4m (2004: £1.9m).

The Board has implemented an Investment Policy governing the investment of the Company's cash resources, under which the primary objective is to invest in low risk cash or cash equivalent investments to safeguard the principal, ensuring that these resources remain available to fund the Company's operations while still seeking to maximise returns.

Martyn Williams
Chief Financial Officer
14 March 2006

Corporate governance

The Company believes that an effective system of corporate governance, appropriate to the Company at this stage of its development, assists its corporate aim of delivering shareholder value. In this Annual Report, the Board is reporting formally on its compliance with the Combined Code on corporate governance (published in July 2003) (the "Code") which is appended to the Listing Rules of the Financial Services Authority. The Board recognises that it is accountable to shareholders for the Company's standard of governance and seeks to demonstrate how the principles of good governance, advocated by the Code, have been and continue to be applied in practice within the Company.

Statement of compliance with the Code of Best Practice
From 1 January 2005 to 31 December 2005 the Company has been in compliance with the provisions set out in section 1 of the Code, save in relation to Provision B.1.3 concerning the granting of share options to Non-Executive Directors ("NEDs"). During the period, the Company awarded options to one US-based NED, Dr Bruce Carter, as part of his appointment package. The Company had highlighted this intention in its 2004 Directors' remuneration report, contained in last year's Annual Report which was approved by shareholders. No other NEDs were awarded NED options in the period.

Whilst the Code discourages the granting of share options to NEDs, it nevertheless acknowledges that such grants may be appropriate in a particular company's circumstances. The Company explained last year that granting share options to NEDs in addition to fees as part of their remuneration package, through the Company's Non-Executive Directors' Share Participation Plan, was considered to be essential to secure the recruitment and retention of high calibre NEDs with appropriate sector experience and international perspective, in the context of the Company's current stage of international development and in particular with a view to accessing and developing the business in the US market. This approach was confirmed as necessary by recruitment specialists retained by the Company to find a NED, which assignment resulted in Dr Carter's appointment.

Going forward, the Company intends only to issue options to NEDs as part of an initial remuneration package designed to recruit additional NEDs with relevant US experience (or with other international experience where the Company is advised that options are necessary to secure their recruitment). Existing NEDs have not been granted NED options since the Company's IPO (which occurred in March 2004), except to Mr Prince who was granted options in 2004 as part of his appointment package (this intention had been detailed in the Company's IPO listing particulars). The Company does not plan to grant further NED options to existing NEDs.

Statement about applying the Principles of Good Governance
The Company has applied the Principles of Good Governance set out in section 1 of the Code by complying with the Code of Best Practice save as reported above. Further explanation of how the principles have been applied is set out below and, in connection with Directors' remuneration, in the Directors' remuneration report.

The role of the Board
The Code requires every company to be headed by an effective board, which is collectively responsible for the success of the Company. The Company has implemented a policy setting out which matters are reserved for the decision of the Board, which includes responsibility for strategy and overall management of the Company, items of major capital expenditure, approval of annual and interim reports, accounts, budgets (including review of performance against budget), changes to the structure, size and composition of the Board and determination of the remuneration policy of Directors and senior management. This policy also identifies those matters where full delegation to a Board Committee is not normally permitted, as a final decision on the matter is required to be taken by the whole Board. Matters which the Board considers suitable for delegation are contained in the terms of reference of its Committees.

The Board considers that it has shown its commitment to leading and controlling the Company by meeting six times during the period and conducting annual strategy and budget reviews. With the exception of one meeting that Professor Seppo Ylä-Herttuala was unable to attend and four meetings that Dr Wolfgang Plischke was unable to attend, the Board can confirm full attendance by all Directors at all Board meetings.

Division of responsibilities between Chairman and Chief Executive
The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business by: appointing Dennis Turner as Non-Executive Chairman; naming Sir Mark Richmond as senior independent Director; establishing an executive management team under the leadership of the Chief Executive, Dr Nigel Parker; and establishing a procedure whereby the executive management team reports formally to the Board at each Board meeting.

Board balance
The Code requires a balance of Executive Directors and NEDs (and in particular independent NEDs) such that no individual or small group of individuals can dominate the Board's decision taking. A smaller company, such as Ark, must have at least two independent NEDs. Seven of the nine current Board members are NEDs, four of whom (excluding the Chairman) the Board considers to be independent. The senior independent Director is Sir Mark Richmond. The NEDs come from diverse business

backgrounds and each has specific and relevant expertise, materially enhancing the judgment and overall performance of the Board. During the reporting period Dr Bruce Carter was appointed a NED, after which he attended induction training at the Company, meeting with employees at the Group's head office and UK scientific research facility. The Company intends to recruit a further NED in the next 12 months, as part of its succession planning.

Independence of NEDs

As explained in the Statement of Compliance above, in order to assist in securing the recruitment and retention of high calibre NEDs, the Company has historically remunerated NEDs in the form of options to acquire shares in the Company, in addition to fees. On his appointment as a NED Dr Bruce Carter was awarded share options. Professor Seppo Ylä-Herttuala was granted share options under the Group's Consultancy Share Option Plan during the reporting period, not in relation to his directorship but as part of the benefits he receives for the consultancy services he supplies to the Group.

The holding of share options by NEDs could, amongst other things, be relevant in determining whether a NED is independent. After detailed consideration, the Board has determined that it does not believe that the holding of share options by its NEDs impacts on their independence in character and judgment. Options granted to NEDs are not subject to any performance conditions and the number of shares which may be acquired on the exercise of an option is solely dependent on the NED's period of service with the Company. NEDs are required to hold shares arising from the exercise of their Directors' share options granted since the IPO for one year from the date that they cease to be a Director.

Other factors that may reflect on the independence of a NED include any material business relationships with the Company. Until his resignation from the role on 30 September 2005, Sir Mark Richmond provided ad hoc consultancy services to Nomura International plc (a shareholder of the Company) for at least 10 days a year. The Directors do not consider this arrangement compromised his independence because it was not related to his role in the Company and he has not at any time represented Nomura on the Board. The Board considers that neither the terms of the consultancy nor the fees paid thereunder in any way affected Sir Mark Richmond's independent judgment.

Dr Wolfgang Plischke was Nomura's nominee Director from November 2003 to 8 March 2004 (the date of the Company's IPO) and is also a member of the Board of Management of Bayer AG. Since the IPO and during the reporting period, Dr Plischke had no further responsibilities to Nomura in respect of the Company. The Directors believe that Dr Plischke's prior relationship with Nomura and his employment with Bayer are not material to his current role with the Company and will not affect his independent judgment.

The Board has therefore determined that Dr Bruce Carter, Dr Wolfgang Plischke, David Prince and Sir Mark Richmond, meet the independence criteria set out in the Code.

During the reporting period the NEDs met three times (including once without the Chairman present).

The Board Committees

The Board has established a Remuneration Committee, a Nomination Committee and an Audit Committee, whose make-up complies with the requirements of the Code. The terms of reference of each Committee can be downloaded from the Company's website.

The Nomination Committee

The Nomination Committee meets at least once a year or more if necessary and has responsibility for considering the size, structure and composition of the Board, retirements and appointments of additional and replacement Directors and making appropriate recommendations to the Board. The Code recommends that a majority of members of the Nomination Committee are independent NEDs. Sir Mark Richmond chairs the Nomination Committee, and its other members in the review period were Dennis Turner and Dr Nigel Parker. Under the Nomination Committee's terms of reference, the Nomination Committee makes recommendations to the Board and the Board makes all decisions regarding appointments. There were three NEDs on the Board that the Company considered to be independent throughout the period (four after the appointment of Dr Bruce Carter), in excess of the Combined Code recommendation for smaller companies (two independent NEDs). Consequently, the Board is of the opinion that there was sufficient independent NED scrutiny of all Nomination Committee recommendations and that the Company therefore acted in accordance with the intention of the Code in the period under review. The Nomination Committee met once during the period and considered and recommended the appointment of Dr Bruce Carter as a Director, with full attendance by all Committee members.

On 17 February 2006, Dr Bruce Carter and David Prince were appointed as Nomination Committee members and Dr Nigel Parker stepped down from the Committee. Consequently, three out of four members of the Committee are considered by the Company to be independent NEDs.

The Remuneration Committee

The Code requires that, in the case of a smaller company, the Remuneration Committee consists of at least two independent NEDs. Sir Mark Richmond chairs the Remuneration Committee, and its other members are Dr Bruce Carter and Dennis Turner (the former two Directors being considered independent). The Committee has responsibility for making recommendations to the Board on the Company's policy on the performance evaluation and remuneration of Directors, and for determining, within agreed terms of reference, specific remuneration packages for each of the Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. The Committee met twice during the reporting period and the Board can confirm full attendance by all member Directors. It is intended that Dr Bruce Carter will replace Sir Mark Richmond as Chairman of the Remuneration Committee following this year's AGM. Sir Mark will remain a member of the Committee.

The Audit Committee
The Code recommends that the Board should establish an Audit Committee of at least three independent NEDs, one of whom has recent and relevant financial experience. The Company considers that it complies with these recommendations. David Prince is Chairman of the Committee and the other members are Dr Wolfgang Plischke and Sir Mark Richmond. The Audit Committee met four times during the year. The Board can confirm full attendance by all member Directors except for one meeting when Dr Wolfgang Plischke was unable to attend. A detailed report on the duties performed by the Audit Committee and how it discharges its responsibilities is provided in the Internal Control section below.

Timeliness and quality of Board information
The Board has sought to ensure that Directors are properly briefed on issues arising at Board meetings by establishing procedures for: distributing Board papers in a timely manner in advance of meetings; considering the adequacy of the information provided before making decisions; and adjourning meetings or deferring decisions when Directors have concerns about the information available to them. Training is provided to all Directors on an ongoing and timely basis.

Transparency of Board appointments
There are formal, rigorous and transparent procedures for the appointment of new Directors to the Board. Short-listed candidates are interviewed by at least one member of the Nomination Committee and the Chairman of the Board and evaluations of appropriate candidates are circulated to all members of the Nomination Committee for consideration and approval prior to candidate recommendation to the Board.

Constructive use of the AGM
The Board seeks to use the AGM (together with other forums) to communicate with investors and encourage their participation by arranging presentations by executive management and inviting shareholder questions. The Chairman of the Audit Committee is present at the AGM to answer questions on the report on the Audit Committee's activities and matters within the scope of the Audit Committee's responsibilities.

Dialogue with shareholders
The Directors seek to build on a mutual understanding of objectives between the Company and its shareholders. Apart from the AGM, this is undertaken by way of the Annual Report and regular presentations to shareholders to discuss long-term issues and to obtain feedback. Through the presentation of the Annual Report and Accounts, the Interim Report and press releases (which are emailed automatically to registered web users), the Board seeks to present a balanced and understandable assessment of the Company's position and prospects. All periodic Reports and Accounts are mailed to shareholders. The Ark Therapeutics website provides additional information on the Company and access to press releases, reports and accounts and other materials issued by the Company.

Sir Mark Richmond, as senior independent Director, is contactable by shareholders through a link on the Company's website. In addition, all NEDs have developed an understanding of the views of shareholders through regular corporate broker briefings and review of issued analyst notes.

Board performance evaluation
All Directors are subject to election by shareholders at the first annual general meeting after their appointment, and to re-election thereafter at intervals of no more than three years. In accordance with the Code, the Board undertakes an annual evaluation of its own performance and that of its committees and individual Directors and in this regard during the reporting period the Board has approved and implemented a formal Board Review and Development Policy (a copy of which is available on the Company's website) formalising the processes previously undertaken. Individual evaluations aim to confirm that each Director continues both to contribute effectively and to demonstrate commitment to the role (including the allocation of necessary time for preparation and attendance at Board and committee meetings and any other duties). The NEDs, led by the senior independent Director, are responsible for evaluating the performance of the Chairman of the Board and meet annually to conduct a formal review without the Chairman present, taking into account the views of executive management. Following the evaluation processes, the Company considers that the Board and its individual members continue to perform effectively.

The performance of the five Directors being proposed for re-election at the AGM (Professor Seppo Ylä-Herttuala, David Prince and Dr Nigel Parker for re-election by virtue of retirement by rotation, Dr Bruce Carter for election having been appointed during the reporting period and Sir Mark Richmond as a result of being over 70 years old) has been formally evaluated and it has been determined that all five continue to perform effectively and show full commitment to their roles on the Board.

Maintenance of a sound system of internal control
The Board maintains a sound system of internal control to safeguard shareholders' investment and the Group's assets and has established a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place throughout the reporting period and which is in accordance with Internal Control: Guidance for Directors on the Combined Code (the "Turnbull Guidance"). The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits. The Board confirms that it has reviewed the effectiveness of the Group's system of internal controls including financial, operational and compliance controls and risk management systems.

Risk management review
The Board confirms that, as part of its review of the Group's system of internal control, it carries out an ongoing risk management review process which complies with the Turnbull Guidance. In performing the risk management review process, senior management undertook a risk review in each area of the Group, identifying material risks, grading them on the likelihood of occurrence and impact on the business. They then determined how best to manage or reduce each risk and highlighted areas where action was required. The Audit Committee then reviewed the process and findings concluding that all material risks identified are being managed effectively. The Audit Committee then reported the results to the Board. In addition, specific risks and their mitigation have been discussed by the Board and its committees at meetings during the year.

Other internal controls
Through the Audit Committee, the Board has reviewed the effectiveness of the internal controls. The Group's organisational structure has clearly established responsibilities and lines of accountability. Employees are required to follow clearly laid out internal procedures and policies appropriate to the business and their position within the business. On an ongoing basis executive management monitors financial and operational performance in detail and where appropriate refers matters to the Board for further consideration.

The Board has evaluated the performance of the Audit Committee and confirms that there are arrangements in place for considering financial reporting and internal control principles and for maintaining an appropriate relationship with the Group's Auditors.

The Board has shown its commitment to formal and transparent arrangements for financial reporting, internal control and external audit by, amongst other things, reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in these areas (formalised in a "whistleblowing" policy circulated to all employees) and having policies and procedures in place for financial reporting.

The Board monitors the activities of the Group at a strategic level through monthly reports on performance against targets. The Board retains responsibility for approving any significant financial expenditure or commitment of resources.

The Group has a Scientific Advisory Board ("SAB"), which is an independent body comprising leading physicians and scientists to advise it on scientific and technical matters relating to the business. During the reporting period, in order to focus more efficiently on specific therapeutic areas, membership of the SAB was reorganised into two permanent members and three ad hoc members. The ad hoc SAB members attend SAB meetings when their particular expertise is required.

The Group has formal Health & Safety and Security Committees, comprising appropriate members of management and other employees and during the reporting period the Group has adopted a Health & Safety policy (see summary in the Directors' report).

Audit Committee responsibilities and relationships with Auditors
The Code requires that this Annual Report separately describes the work of the Audit Committee and how it discharges its responsibilities.

The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Code and on ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the financial statements in the Interim and Annual Reports remains with the Board. Written terms of reference are modelled on the Code provisions and set out the main roles and responsibilities of the Audit Committee, including the monitoring of the Group's whistleblowing procedures, reviewing financial reporting arrangements and the effectiveness of internal controls and risk management systems. The Audit Committee reports to the Board, identifying any need for action or improvement on any of these terms of reference and makes recommendations as to the steps to be taken. The effectiveness of the Audit Committee is reviewed by the Board annually.

In accordance with the Smith Guidance on audit committees, no one other than the Audit Committee Chairman and members receive automatic invitations to a meeting of the Audit Committee. The Audit Committee meets the external Auditors at least once a year without management present and its Chairman keeps in touch on a continuing basis with the key people involved in the Company's governance, including the Board Chairman, the Chief Executive, the Chief Financial Officer and the external audit lead partner. An induction programme is provided for new Audit Committee members, covering the role of the Audit Committee, its terms of reference and an overview of the Company's business, including discussion of the main business, financial dynamics and risk.

The Audit Committee reviews the financial integrity of the Group's financial statements including relevant corporate governance statements prior to Board submission. During 2005, the Committee considered, in particular, the impact of changes arising from the implementation of the International Financial Reporting Standards ("IFRS") and the new International Accounting Standards ("IAS").

Accountability and audit

The Board is required by the Code to present a balanced and understandable assessment of the Group's position and prospects. In relation to this requirement reference is made to the Statement of Directors' Responsibilities for preparing the financial statements set out on page 28. The independent Auditors' report on pages 29 to 30 includes a statement by the Auditors about their reporting responsibilities.

The Audit Committee is responsible for making recommendations to the Board on the appointment, reappointment and removal of the external Auditors and assesses annually the qualification, expertise, resources, remuneration and independence of the external Auditors as well as the effectiveness of the audit process. The Board confirms that it has not taken a different position to that of the Audit Committee in relation to the appointment of the external Auditors. The Audit Committee also receives a report on the external audit firm's own internal quality control procedures. For each annual cycle, the Audit Committee ensures that appropriate plans are in place for the external audit.

Any non-audit services that are to be provided by the external Auditors are reviewed in order to safeguard Auditor objectivity and independence. The Board can confirm that during the reporting period there have been no significant non-audit services that are considered to have impaired the objectivity and independence of the external Auditors. A full breakdown of payments made to the external Auditors during the financial year is disclosed within note 6 on page 39. As recommended by the Smith Guidance and in compliance with its terms of reference, the Audit Committee has developed and recommended to the Board and the Board has adopted a policy to ensure Auditor independence and objectivity including in relation to the provision of non-audit services by the Auditors.

The Audit Committee considers the need for an internal audit function annually and has concluded that, given the size of the Group's operations at this time, it is not necessary.

Compliance with the UK BioIndustry Association ("BIA") Code of Best Practice

The BIA, of which the Company is a member, has published a code to establish principles of best practice for information communication and management amongst its members. The BIA code consists of broad principles of best practice in such areas as the composition of the Board, the Board's access to information and external advice, the release of sensitive information and public announcements relating to products. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The Board is committed to meaningful dialogue with its investors and can confirm that during the reporting period the Company complied with the BIA code.

Going concern basis

As at 31 December 2005 the Group had cash and money market investments of £34.3 million. In accordance with the Code the Board, having made relevant enquiries, has a reasonable expectation that at the time of approving the financial statements the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason the Board continues to adopt the going concern basis in preparing the financial statements.

Nick Plummer
Company Secretary
14 March 2006

Directors' remuneration report

Introduction
This report has been prepared in accordance with Schedule 7A to the Companies Act 1985 (the "Act"). The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the principles relating to Directors' remuneration. As required by the Act, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Act requires the Auditors to report to the Group's members on certain parts of the Directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Act. The report has therefore been divided into separate sections for audited and unaudited information.

UNAUDITED INFORMATION

Remuneration Committee
The Group has a Remuneration Committee ("the Committee") which the Company considers is constituted in accordance with the recommendations of the Combined Code. The members of the Committee are Sir Mark Richmond, Mr Dennis Turner and, from 7 July 2005, Dr Bruce Carter, and the Committee is chaired by Sir Mark Richmond. It is intended that Dr Bruce Carter will become Chairman of the Committee following this year's AGM, with Sir Mark Richmond remaining as a Committee member.

None of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board. No Director plays a part in any discussion about his or her own remuneration.

In considering the Directors' remuneration for the year, the Committee consulted Dr Nigel Parker (CEO) and Mr Martyn Williams (CFO) about its proposals and reviewed executive compensation packages in the UK biotech sector. It also referred to a number of specialist studies on executive remuneration, including the annual survey carried out by New Bridge Street Consultants LLP in the biotechnology sector.

Remuneration policy
Executive remuneration packages are prudently designed to attract, motivate and retain Directors of the high calibre needed to achieve the highest level of Group performance in accordance with the best interests of shareholders. They comprise a mixture of performance related and non-performance related remuneration. The performance measurement of the Executive Directors and key members of senior management and the determination of their annual remuneration package are undertaken by the Committee. The remuneration of the NEDs is determined by the Board within limits set out in the Articles of Association and with reference to published data on the level of such remuneration in other UK-listed companies in the biotech sector.

There are four main elements of the remuneration package for Executive Directors and senior management:

- Basic annual salary and benefits;
- Annual bonus payments which currently do not exceed 40% of basic salary;
- Share option incentives; and
- Pension arrangements.

The Group's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance related. As described below, Executive Directors may earn annual incentive payments limited to a specified percentage of their basic salary (Nigel Parker: 40%, Martyn Williams: 35%) together with the benefits of participation in share option schemes. The Committee has the discretion to increase the above percentages for exceptional performance.

Basic salary
An Executive Director's basic salary is determined by the Committee at the beginning of each year and, from time to time, when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and relies on objective research which gives up-to-date information on a comparator group of companies within the sector. Account is also taken of the individual performance of each Executive against objectives set by the Committee as well as the pay and conditions of all employees. Basic salaries were reviewed in January 2005 with increases taking effect from 1 January 2005. Executive Directors' contracts of service which include details of remuneration will be available for inspection at the AGM.

In addition to basic salary, the Executive Directors receive certain benefits-in-kind, namely a car allowance and private medical insurance.

Annual bonus payments
The Group operates a performance-related bonus scheme for senior management, including Executive Directors. Bonuses are non-pensionable and, for the financial year 2005, the maximum bonus was 43% of basic salary. Bonus payments are based on the attainment of specific performance criteria which are directly related to defined strategic goals which have been approved by the Committee. Those criteria are intended to be stretching and are structured so as to encourage and reward high levels of achievement consistent with the interest of shareholders and the long-term objectives of the Group.

Share options

Options over ordinary shares have been granted to date under seven share option plans:

- the Ark Therapeutics Limited 2001 Enterprise Management Incentive Share Option Plan (the "2001 EMI Plan"),
- the Ark Therapeutics Group Limited 2003 Enterprise Management Incentive Share Option Plan (the "2003 EMI Plan", together with the 2001 EMI Plan, the "EMI Plans"),
- the Ark Therapeutics Limited Share Option Plan (the "Old Executive Plan"),
- the Ark Therapeutics Group Unapproved Share Option Plan (the "Unapproved Executive Plan"),
- the Ark Therapeutics Group Approved Share Option Plan (the "Approved Executive Plan"),
- the Non-Executive Director Share Participation Plan (the "NED Plan") and
- the Ark Therapeutics Group Consultancy Share Option Plan (the "Consultants' Plan")

No grants have been made in the period under the Old Executive Plan or the 2001 EMI Plan, nor will there be any further grants under these plans in the future. Employees and Executive Directors are eligible to participate in the Approved Executive Plan and the Unapproved Executive Plan (together the "Executive Plans"), the terms of which comply with guidelines and best practice governing the grant of share-based incentives in a listed company, to the extent to which the Board considers such practice to be appropriate to the Group.

In the period under review, no share options were granted to NEDs under the NED Plan, other than to Dr Bruce Carter, a US-based NED, on his appointment in July 2005. In last year's Directors' remuneration report, the Company noted its intention to grant share options under the NED Plan, in order to recruit a NED with appropriate qualifications and experience, particularly in respect of accessing the US biotechnology market, and Dr Carter was this appointee. Since the IPO, the only other options granted to NEDs were those awarded to David Prince in May 2004, as part of his appointment package, the principles of which were outlined in the Company's IPO Listing Particulars. Going forward, the Company does not intend to grant further share options to existing NEDs, but may determine that it needs to grant share options under the NED Plan as part of the appointment package of further internationally qualified and experienced NEDs where the Company is advised that such options are necessary to secure their appointment.

NED options will become exercisable to the extent vested, which is dependent only on the NED remaining with the Company, and will vest as to one third annually on the first, second and third anniversary of grant. The Board considers that the terms of the options do not in any way affect the independent judgment of Sir Mark Richmond, Dr Wolfgang Plischke, David Prince or Dr Bruce Carter or of any additional independent NED to be appointed in the future. In accordance with the recommendations of the Combined Code, the relevant NEDs have agreed that they will not dispose of shares arising from the exercise of options granted under the NED Plan since the Company's IPO for at least one year from the date their directorship terminates.

Professor Seppo Ylä-Herttuala, a Non-Executive Director, was awarded 50,000 options in the year under the Consultants' Plan in respect of his services to the Company as a consultant.

All outstanding options are over ordinary shares and any ordinary shares issued or transferred in satisfaction of any option shall rank pari passu with the then existing issued ordinary shares. Benefits under any of the share option plans or LTIP detailed below are not pensionable.

Under the Executive Plans, options granted to executive management or senior corporate staff are subject to a combination of cash flow management requirements and the achievement of certain levels of Total Shareholder Return. In each of the four years commencing with the year in which the option is granted, one quarter of the option will be tested against the performance criteria. If cash flow targets are not met in any one year, no part of the quarter of the option may vest in that year. If cash flow targets are met, then the Company's Total Shareholder Return, relative to the comparator group of 17 (one of the original 18 companies, Xenova, was taken over and de-listed in the period) biotech companies in the UK listed biotech and pharmaceutical sectors (see next page) will be assessed for the period from the date of grant to the end of the relevant year. Options will not vest if Ark is placed in the bottom quartile, but will vest as to 15% (of the quarter of the option being tested) if Ark is placed in the third quartile, 50% if Ark is at the median and 100% if Ark is placed in the top quartile, with a straight-line variation between the median and the top quartile. Accordingly, options cannot vest in full until the end of the fourth year and, even if vested in part in any of the first three years, may not in normal circumstances be exercised prior to the third anniversary of grant. To the extent vested at the end of this process, the option may be exercised for the rest of its ten-year life without further test. These performance criteria, which apply to all Executive Directors to whom options have been granted under the scheme, were chosen because they balance the internal discipline of managing cash flow with an objective measure of Ark's performance in relation to its sector. Prior to the Company's IPO (which occurred in March 2004), the Executive Directors were also granted options under the terms of the EMI Plans, the Old Executive Plan and the Unapproved Executive Plan. The exercise of these options is not dependent upon performance criteria.

The exercise price of the options granted under the above schemes is equal to the market value of the Company's shares at the time when the options are granted. The Company received approval at the Annual General Meeting held on 28 April 2005 for a new long-term incentive plan ("LTIP"), under which awards take the form of "nil paid" options and are subject to a combination of cash management requirements and the achievement of certain levels of Total Shareholder Return. No LTIP awards were made in the year under review. The Company's policy is to grant options annually to Executive Directors at the discretion of the Remuneration Committee taking into account individual performance up to a maximum of two times salary in any one year, inclusive of any LTIP awards. It is the Company's policy to phase the granting of share options rather than to award a single large block to any individual.

No significant amendments are proposed to be made to the terms and conditions of the Company's share option or LTIP schemes.

Pension arrangements
In the UK, all employees including Executive Directors are invited to participate in the Group Personal Pension Plan, which is money-purchase in nature. The only pensionable element of remuneration is basic salary. During the year, the Group contributed a maximum of 12.5% of basic salary in relation to Executive Directors to a Group personal pension scheme in the name of each Executive Director with the exception of Dr Parker for whom the equivalent of 12.5% of basic salary was paid into a retirement annuity contract in which he participated prior to joining the Group.

Performance graph
The following graph shows the Company's performance, measured by Total Shareholder Return, compared with the performance of the comparator group of companies in the sector as described above also measured by Total Shareholder Return. The comparator group has been selected for this comparison because it is the comparator group used by the Company to determine to what extent options issued to Executive Directors and senior managers will vest.



Ark Therapeutics
Peer Group
140
120
100
80
60
40
20
0
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06

Comparator Companies

Acambis
Alizyme
Antisoma
Axis-Shield
Cambridge Antibody Technology Group
Goldshield Group
GW Pharmaceuticals
Neutec Pharmaceuticals
Oxford Biomedica
Phytopharm
Proteome Sciences
Protherics
Shire Pharmaceuticals
Sinclair
SkyePharma
Vernalis
XTL

Directors' service contracts

It is the Company's policy that Executive Directors should have contracts with an indefinite term providing for a maximum of one year's notice. This applies to the contracts of Dr Parker and Mr Williams, which were effective 8 March 2004. Dr Parker is required to give twelve months' notice of termination and Mr Williams six months. The Company can make payment of basic salary in lieu of notice.

Non-Executive Directors

All NEDs have specific terms of engagement with an indefinite term (terminable on three months' notice by either party) and their remuneration is determined by the Chairman of the Board and the Executive Directors (save in the case of the Chairman of the Board, whose remuneration is determined by the Executive Directors) within the limits set by the Articles of Association and based on independent surveys of fees paid to NEDs of similar companies. The basic fee paid to the Chairman in the year was £50,000, and the basic fees paid to the other NEDs in the year were Dr Carter: £11,303; Mr Keen: £20,000; Dr Plischke: £20,000; Mr Prince: £20,000; Sir Mark Richmond: £20,000 and Professor Ylä-Herttuala: £2,000. The NEDs receive further fees for attendance at each Board meeting and for additional work performed for the Company in respect of chairmanship or membership of the Remuneration Committee, Audit Committee and Nomination Committee. NEDs are not eligible to join the Group's pension scheme.

The details of the appointments of the NEDs who served as a Director in the year to 31 December 2005 are summarised in the table below:

Name of Director	Effective date of appointment
Dr B Carter	7 July 2005
P S Keen	8 March 2004
Dr W Plischke	8 March 2004
D Prince	26 May 2004
Sir Mark Richmond	8 March 2004
D Turner	8 March 2004
Professor S Ylä-Herttuala	8 March 2004

AUDITED INFORMATION

Aggregate Directors' remuneration
The total amounts for Directors' remuneration were as follows:

	2005 £	2004 £
Emoluments	**831,919**	885,797
Gains on exercise of share options	**544,950**	—
Pension contributions	**52,886**	40,383
	1,429,755	926,180

Pension scheme contributions in respect of the highest paid Director are detailed on page 24.

Directors' emoluments

Name of Director	Fees/basic salary £	Benefits in kind £	Annual bonuses £	2005 total £	2004 total £
Executive					
Dr N Parker	280,000	13,269	100,000	**393,269**	456,649*
M Williams	180,000	11,014	49,000	**240,014**	273,720*
	460,000	24,283	149,000	**633,283**	730,369
Non-Executive					
Dr B Carter	12,636	—	—	**12,636**	—
P S Keen	27,500	—	—	**27,500**	24,250
Dr K Kurkijarvi	—	—	—	—	2,083
Professor J Martin	—	—	—	—	250
Dr W Plischke	24,500	—	—	**24,500**	21,379
D Prince	35,000	—	—	**35,000**	20,965
Sir Mark Richmond	39,000	—	—	**39,000**	33,084
D Turner	58,000	—	—	**58,000**	51,500
Professor S Ylä-Herttuala	2,000	—	—	**2,000**	1,917
Aggregate emoluments	198,636	—	—	**198,636**	155,428

* includes IPO-related bonus

In addition to the amounts shown above Professor Ylä-Herttuala has earned consultancy fees of £62,000 (2004: £57,250) which were not in respect of his services as a Director.

No Director waived emoluments in respect of the years ended 31 December 2005 or 2004.

Directors' interests
The interests of the Directors in office at the end of the year in the share capital of the Company at 31 December 2004, 31 December 2005 and at the date of this report were as follows:

	Number of ordinary shares of 1p each		
	31 December 2005	31 December 2004	Date of report
D Turner	**96,002**	96,002	96,002
Dr N Parker	**2,886,667**	2,886,667	2,886,667
M Williams	**543,398**	543,398	543,398
Professor S Ylä-Herttuala	**4,152,358**	4,352,358	4,152,358
P Keen	—	—	159,700

All interests are beneficially held other than Mr Keen's. His interest is as a joint trustee and sole member of a retirement benefit scheme which is the beneficial owner of the shares.

Directors' share options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors.

During the year, Dr Parker exercised 500,000 share options at an exercise price of £0.0001 per share and a market price of £1.09 per share.

Details of options over ordinary shares for Directors who served during the year are as follows:

Name of Director	1 January 2005	Granted	Options exercised during the period	31 December 2005	Exercise price pence	Date from which exercisable	Expiry date
Dr B Carter	—	150,000	—	150,000	100.81	07/07/2006	**06/07/2015
P S Keen	120,000	—	—	120,000	69.00	21/03/2002	23/05/2011
	150,000	—	—	150,000	60.50	28/01/2005	**27/01/2014
Dr N Parker	500,000	—	500,000	—	0.01	08/03/2004	31/08/2008
	260,000	—	—	260,000	0.01	08/03/2004	24/04/2010
	1,008,808	—	—	1,008,808	50.00	08/03/2004	24/04/2010
	428,000	—	—	428,000	69.00	24/05/2002	*23/05/2011
	400,000	—	—	400,000	74.00	21/03/2003	*20/03/2012
	350,000	—	—	350,000	50.00	24/09/2004	*23/09/2013
	400,000	—	—	400,000	60.50	28/01/2005	*27/01/2014
	500,000	—	—	500,000	60.50	02/02/2005	*01/02/2014
	—	600,000	—	600,000	96.25	12/03/2008	***11/03/2015
Dr W Plischke	150,000	—	—	150,000	60.50	28/01/2005	**27/01/2014
D Prince	150,000	—	—	150,000	133.00	26/05/2005	**26/05/2014
Sir Mark Richmond	120,000	—	—	120,000	69.00	21/03/2002	23/05/2011
	150,000	—	—	150,000	60.50	28/01/2005	**27/01/2014
D Turner	400,000	—	—	400,000	50.00	27/04/2000	05/12/2009
	170,000	—	—	170,000	50.00	21/03/2002	24/04/2010
	120,000	—	—	120,000	69.00	21/03/2002	23/05/2011
	150,000	—	—	150,000	60.50	28/01/2005	**27/01/2014
M Williams	300,000	—	—	300,000	30.00	08/03/2004	05/12/2009
	150,000	—	—	150,000	50.00	08/03/2004	24/04/2010
	150,000	—	—	150,000	50.00	25/04/2001	*24/04/2010
	200,000	—	—	200,000	69.00	24/05/2002	*23/05/2011
	54,542	—	—	54,542	74.00	04/04/2003	*03/04/2012
	145,458	—	—	145,458	74.00	21/03/2003	*20/03/2012
	180,000	—	—	180,000	50.00	24/09/2004	*23/09/2013
	180,000	—	—	180,000	60.50	28/01/2005	*27/01/2014
	90,000	—	—	90,000	60.50	02/02/2005	*01/02/2014
	—	240,000	—	240,000	96.25	12/03/2008	***11/03/2015
Prof S Ylä-Herttuala	70,000	—	—	70,000	50.00	25/04/2001	*24/04/2010
	60,000	—	—	60,000	74.00	21/03/2003	*20/03/2012
	50,000	—	—	50,000	50.00	24/09/2004	*23/09/2013
	50,000	—	—	50,000	60.50	28/01/2005	*27/01/2014
	99,999	—	—	99,999	60.00	28/09/2004	31/12/2008
	—	50,000	—	50,000	96.25	12/03/2008	***11/03/2015
	7,306,807	1,040,000	500,000	7,846,807			

* Exercisable over four years in equal instalments

** Exercisable over three years in equal instalments

*** Vest, subject to performance conditions, over four years in equal instalments

The options were granted at nil cost.

Mr Keen holds 120,000 of his options on trust for Merlin General Partner Limited, as general partner of the Merlin Fund L.P.

Included in the preceding table are retained options held by Professor Ylä-Herttuala over shares in Ark Therapeutics Limited, but, under an agreement dated 12 July 2002 between Ark Therapeutics Limited, the Company and Professor Ylä-Herttuala, on any exercise of these options the Ark Therapeutics Limited shares subject to option shall be issued directly to the Company and the Company shall issue the equivalent number of its shares to Professor Ylä-Herttuala. There have been no significant variations to the terms and conditions for share options during the financial year. The market price of the ordinary shares at 31 December 2005 was 103 pence and the range during the year was 85 to 125 pence.

Details of performance criteria (where appropriate) are given in the share options section of this Directors' remuneration report.

Directors' pension entitlements

Two Directors are members of money purchase schemes. Contributions paid by the Company in respect of the Directors were as follows:

Name of Director	**2005** **£**	2004 £
Dr N Parker	**26,948**	24,333
M Williams	**25,938**	16,050
	52,886	40,383

Approval

This report was approved by the Board of Directors on 8 March 2006 and signed on its behalf by:



Sir Mark Richmond
Chairman of the Remuneration Committee
14 March 2006

Directors' report

The Directors present their Annual Report on the affairs of the Company and Group, together with the financial statements and Auditors' report for the year ended 31 December 2005.

Principal activities

The principal activity of the Group is the discovery, development and commercialisation of products in areas of specialist medicine, with particular focus on vascular disease and cancer.

The subsidiary undertakings principally affecting the profits or net assets of the Group in the year are listed in note 16 to the financial statements.

Business review

During 2005 the Group continued to expand its UK sales and marketing structure for Kerraboot®, and signed distribution agreements for South Korea and Ireland. The Group continued the development of its other products: a request for regulatory approval of Cerepro™ under exceptional circumstances was filed with the European medicines regulators and promising clinical trial data was evident for Trinam®, Vitor™ and EG005.

In the coming year, the Group expects to expand further its Kerraboot® sales efforts into new territories, particularly in Europe, North America and Asia, to receive a decision by the European regulators in respect of the Cerepro™ "exceptional circumstances" filing, to obtain further important trials results for Trinam® and to commence a pivotal trial for Vitor™.

The Group continues to invest in research and development to secure its future product pipeline. During the reporting period the Group's scientists in Finland announced their discovery of a novel gene therapy delivery technology which selectively inserts DNA into the specific therapeutic site in the genome (targeted integration) and since the year end announced encouraging early stage results for its Scavidin® cancer targeting system. The Directors regard investment in research and development as essential to ensure continued success in the medium to long-term future.

The Group was successful in its application for a €2.2m grant from the Finnish Government to support the Group's further investment in a new manufacturing facility in Finland. This grant will be drawn down as expenditure is incurred by the Company. The new facility will expand the Group's capabilities to manufacture its gene-based medicine products for use in clinical development and subsequently for commercial sale.

The Company also signed an intellectual property out-licensing agreement with Boehringer Ingelheim, which has started to generate significant income for the Group.

Between the balance sheet date and the date of this report the Group was awarded a patent in the US for its Kerraboot® product and has signed Kerraboot® distribution arrangements for four new territories, including China.

Further details of the Group's performance during the year and expected future developments are contained in the Chairman and CEO's statement and the financial review.

Results and dividends

The Group incurred a loss after taxation of £15,134,815 (2004 restated: loss of £11,905,635).

The Directors are unable to recommend the payment of a dividend (2004: £nil).

Directors

The Directors of the Company who served during the year are as follows:

Dennis Turner	Non-Executive Chairman and member of the Remuneration Committee and Nomination Committee
Dr Nigel Parker	Chief Executive Officer and until 17 February 2006 member of the Nomination Committee
Martyn Williams	Chief Financial Officer
Sir Mark Richmond	Senior Non-Executive Director, Chairman of the Remuneration Committee and Nomination Committee and member of the Audit Committee
Dr Bruce Carter	Non-Executive Director (appointed 7 July 2005) and member of the Remuneration Committee and Nomination Committee (appointed to the latter 17 February 2006)
Peter Keen	Non-Executive Director
Dr Wolfgang Plischke	Non-Executive Director and member of the Audit Committee
David Prince	Non-Executive Director, Chairman of the Audit Committee and member of the Nomination Committee (appointed to the latter 17 February 2006)
Prof S Ylä-Herttuala	Non-Executive Director

Short biographies of each Director are provided on page 10.

Directors are subject to election by shareholders at the first Annual General Meeting after their appointment and to re-election thereafter at intervals of no more than three years. Accordingly, Dr Nigel Parker, David Prince and Professor Seppo Ylä-Herttuala retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Dr Bruce Carter offers himself for election having been appointed as a Non-Executive Director during the period under review.

PIRC (Pensions Investments Research Consultants) recommend that directors over the age of 70 should be subject to re-election each year. Sir Mark Richmond, aged 75, is therefore standing for re-election this year.

Policy and practice on payment of creditors

It is the Group's policy to agree payment terms with suppliers at the start of business relationships and to abide by those terms.

The typical terms are 45 days (2004: 45 days). The Company is a holding company and has minimal trade purchases; therefore its number of days' purchases outstanding is not meaningful.

Charitable and political contributions

The Group encourages employee involvement in charitable causes and employees took part in British Heart Foundation fundraising activities during the year. The Group does not make charitable donations.

No political donations or contributions to any political organisations were made during the year.

Directors' interests

Details of the Directors' service contracts together with the Directors' interests in shares and share options, are given in the Directors' remuneration report on pages 21 to 23.

Share capital

During the reporting period 1,159,315 ordinary shares were allotted following the exercise of options awarded under the Group's share option schemes. As at 31 December 2005, the Company had 425 ordinary shareholders and 127,493,059 ordinary shares in issue.

Substantial shareholdings

The Company is aware of the following substantial holdings in the Company's share capital at the close of business on 13 March 2006.

	Number of shares	%
Lansdowne Partners	**8,928,500**	**7.00**
Bio Fund Ventures II KY	**7,200,000**	**5.65**
Nomura International plc	**6,000,000**	**4.71**
Concordia Investor I KB	**4,666,665**	**3.66**
Professor S Ylä-Herttuala	**4,152,358**	**3.26**
Hansa Trust	**4,100,000**	**3.22**
BankInvest AS	**4,000,000**	**3.14**

Employees

Employee incentives

The Group recognises the contributions made by its employees to achieve corporate goals and objectives and is committed to operating in a way that rewards and recognises these contributions. Share options are awarded widely through the Company, encouraging employee participation in the development of the Company, and it is anticipated that this will continue, together with the long-term incentive plan for senior staff recently introduced.

Disabled employees

Applications for employment by disabled persons are fully considered, bearing in mind the aptitudes of the applicant concerned. In the event that a member of staff becomes disabled every effort will be made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings and regular email updates. Employee representation is encouraged, for example, through membership of Group committees, such as security and health and safety.

The Group currently operates in the UK and Finland and its employment policies are varied to meet local conditions and requirements. These are established in accordance with good practice in the country in which the individuals are employed.

Corporate social responsibility report
The Directors recognise the increasing importance of corporate social responsibility and endeavour to take into account the interests of the Group's stakeholders, including its investors, employees, customers, suppliers and business partners when operating its business. To help achieve this, in the reporting period the Board adopted a Corporate Social Responsibility Policy ("CSR Policy") for the Group (a copy of which is available on the Company's website), which sets out the core principles of its business operations. The Group believes that having empowered and responsible employees who display sound judgment and awareness of the consequences of their decisions or actions, and who act in an ethical and responsible way, is key to the success of the business.

Equal opportunities policy
The Group is committed to achieving equality of opportunity in all its employment practices, policies and procedures. Employees are highly valued and their rights and dignity are respected. The Group does not tolerate any harassment or discrimination. The Group practises equal treatment of all employees or potential employees irrespective of their race, creed, colour, sexual orientation, nationality, ethnic origin, religion, disability, age, gender or marital status. The equal opportunities section of the CSR Policy covers all permanent and temporary employees (including Non-Executive Directors), all job applicants, agency staff, associates, consultants and contractors. The Group also endeavours to be honest and fair in its relationships with customers and suppliers, and to be a good corporate citizen respecting the laws of countries in which it operates.

Family friendly employment policies and careers
The maternity leave and maternity pay policy conforms with statutory requirements. Flexible approaches to return to work after maternity leave and part-time or non-standard hours and work patterns are adopted where viable. The Group also has a paternity leave policy.

Environment
The Group is committed to complying with environmental legislation and minimising the impact of its activities on the environment and during the reporting period the Board adopted an Environmental Policy (a copy of which is available on the Company's website). The Group considers that its activities have a low environmental impact. In the construction of the new Finnish manufacturing facility the Group is working with the landlord and contractors to encourage full consideration of environmental issues and compliance with Finnish environmental regulations.

Health and safety
The Group considers health and safety to be a priority in its workplaces and has a health and safety committee to review health and safety standards within the Group on an ongoing basis. During the reporting period the Group adopted a Health & Safety policy. The Group has a good safety record and there have been no incidents or accidents reported to the Health and Safety Executive in the UK or the relevant Finnish health and safety authority in 2005. The Health & Safety policy has been circulated to all Group personnel.

Risk management
The key elements of each of the Company's CSR, Environmental and Health and Safety Policies are reviewed as part of the Company's risk management review process detailed on page 16. No material deviations from these policies have been identified in this year's review.

Auditors and AGM
Deloitte & Touche LLP have expressed their willingness to continue in office as Auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 27 April 2006 at 11.30 am. The notice of the meeting is set out at pages 57 to 58, with a summary of the business to be transacted.

By order of the Board

Nick Plummer
Company Secretary
14 March 2006

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ("IFRS") and have also elected to prepare financial statements for the Company in accordance with IFRS. Company law requires the Directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 (the "Act") and Article 4 of the International Accounting Standard ("IAS") Regulation.

IAS 1 requires that financial statements present fairly for each financial year the Company's and the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the IAS Board's "Framework for the Preparation and Presentation of Financial Statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and the preparation of a Directors' report and Directors' remuneration report which comply with the requirements of the Act.

By order of the Board

Nick Plummer
Company Secretary
14 March 2006

Independent Auditors' report

We have audited the Group and individual Company financial statements (the "financial statements") of Ark Therapeutics Group plc for the year ended 31 December 2005 which comprise the consolidated and individual Company income statement, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated and individual Company statements of recognised income and expenses, statements of change in shareholders' equity, the statement of accounting policies and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRSs") as adopted for use in the European Union are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the Directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the Annual Report including the unaudited part of the Directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report described as having been audited.

Independent Auditors' report continued

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its loss for the year then ended;
- the individual Company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the individual Company's affairs as at 31 December 2005;
- the financial statements and the part of the Directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the Directors' report is consistent with the financial statements.

As explained in Note 2, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2005 and of its loss for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
City House
126-130 Hills Road
Cambridge
CB2 1RY

14 March 2006

The Directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Consolidated and Company income statement

for the year ended 31 December 2005

	Note	Group		Company	
		Year ended 31 December 2005	Year ended 31 December 2004 (restated)	**Year ended 31 December 2005**	Year ended 31 December 2004 (restated)
		£'s	£'s	**£'s**	£'s
Revenue	3,4,5	**2,346,928**	154,353	**—**	—
Cost of sales		**(101,800)**	(45,401)	**—**	—
Gross profit		**2,245,128**	108,952	**—**	—
Research and development expenses		**(13,941,303)**	(9,147,324)	**—**	—
		(11,696,175)	(9,038,372)	**—**	—
Selling, marketing and distribution costs		**(1,273,122)**	(1,305,970)	**—**	—
Other administrative expenses		**(5,181,539)**	(4,387,917)	**(501,026)**	(636,063)
Share-based compensation		**(504,600)**	(435,866)	**(91,589)**	(75,168)
Administrative expenses		**(5,686,139)**	(4,823,783)	**(592,615)**	(711,231)
Other income	9	**33,507**	96,199	**—**	—
Operating loss		**(18,621,929)**	(15,071,926)	**(592,615)**	(711,231)
Investment income	10	**1,893,382**	1,959,891	**2,470,295**	1,843,866
Finance costs	11	**(46,521)**	(5,036)	**—**	—
Loss on ordinary activities before taxation	6	**(16,775,068)**	(13,117,071)	**1,877,680**	1,132,635
Taxation	8	**1,640,253**	1,211,436	**—**	—
Loss on ordinary activities after taxation, being retained (loss)/profit for the year		**(15,134,815)**	(11,905,635)	**1,877,680**	1,132,635
Loss per share (basic and diluted)	12	**(0.12)**	(0.10)		

All results relate wholly to continuing activities.

Group and Company balance sheets
as at 31 December 2005

		Group		Company	
		Year ended 31 December 2005	Year ended 31 December 2004 (restated)	**Year ended 31 December 2005**	Year ended 31 December 2004 (restated)
	Note	**£'s**	£'s	**£'s**	£'s
Non-current assets					
Goodwill	13	**1,306,091**	1,306,091	**—**	—
Other intangible assets	14	**74,787**	51,868	**—**	—
Property, plant and equipment	15	**1,327,322**	1,009,102	**—**	—
Investments in subsidiaries	16	**—**	—	**8,229**	8,229
		2,708,200	2,367,061	**8,229**	8,229
Current assets					
Inventories	17	**251,366**	331,010	**—**	—
Trade and other receivables	18	**2,802,837**	2,576,572	**20,794,199**	5,441,319
Money market investments	18	**28,000,000**	—	**28,000,000**	—
Cash and cash equivalents	18	**6,290,227**	47,256,285	**5,780,132**	46,551,907
		37,344,430	50,163,867	**54,574,331**	51,993,226
TOTAL ASSETS		**40,052,630**	52,530,928	**54,582,560**	52,001,455
Non-current liabilities					
Loans	19	**433,185**	493,060	**—**	—
Current liabilities					
Trade and other payables	22	**5,167,537**	3,569,861	**95,899**	97,324
Loans	19	**46,301**	47,612	**—**	—
		5,213,838	3,617,473	**95,899**	97,324
TOTAL LIABILITIES		**5,647,023**	4,110,533	**95,899**	97,324
Equity					
Share capital	23	**1,274,931**	1,263,337	**1,274,931**	1,263,337
Share premium		**50,032,370**	49,430,703	**50,032,370**	49,430,703
Merger reserve		**36,988,989**	36,988,989	**—**	—
Foreign currency translation reserve		**(21,028)**	(23,194)	**—**	—
Share-based compensation		**969,864**	465,264	**166,757**	—
Retained loss		**(54,839,519)**	(39,704,704)	**3,012,603**	1,210,091
Shareholders' funds		**34,405,607**	48,420,395	**54,486,661**	51,904,131
TOTAL LIABILITIES AND EQUITY		**40,052,630**	52,530,928	**54,582,560**	52,001,455

These financial statements were approved by the Board of Directors and were signed on its behalf by

Dr N Parker Director
14 March 2006

M Williams Director

Consolidated statement of changes in equity

for the year ended 31 December 2005

	Share capital £'s	Share premium £'s	Merger reserve £'s	Foreign currency translation reserve £'s	Share-based compensation £'s	Retained loss £'s	Total £'s
Balance as at 31 December 2003 as previously reported	57,751	—	36,988,989	(21,411)	1,911,240	(29,680,911)	9,255,658
Change in accounting policy for share-based compensation	—	—	—	—	(1,881,842)	1,881,842	—
Change of accounting policy on reclassification of preference shares to loans	(50,000)	—	—	—	—	—	(50,000)
Balance as at 31 December 2003 as restated	7,751	—	36,988,989	(21,411)	29,398	(27,799,069)	9,205,658
Exchange differences on translating foreign operations recognised directly in equity	—	—	—	(1,783)	—	—	(1,783)
Share-based compensation	—	—	—	—	435,866	—	435,866
Loss for the year	—	—	—	—	—	(11,905,635)	(11,905,635)
Total recognised income and expense for the year	—	—	—	(1,783)	435,866	(11,905,635)	(11,471,552)
Issue of share capital	414,535	54,666,080	—	—	—	—	55,080,615
Equity share options exercised	1,462	253,695	—	—	—	—	255,157
Bonus issue	839,589	(839,589)	—	—	—	—	—
Share issue expenses	—	(4,649,483)	—	—	—	—	(4,649,483)
Balance as at 31 December 2004	1,263,337	49,430,703	36,988,989	(23,194)	465,264	(39,704,704)	48,420,395
Exchange differences on translating foreign operations recognised directly in equity	—	—	—	2,166	—	—	2,166
Share-based compensation	—	—	—	—	504,600	—	504,600
Loss for the year	—	—	—	—	—	(15,134,815)	(15,134,815)
Total recognised income and expense for the year	—	—	—	2,166	504,600	(15,134,815)	(14,628,049)
Equity share options exercised	6,644	431,349	—	—	—	—	437,993
Bonus issue	4,950	(4,950)	—	—	—	—	—
Adjustment of share issue expenses	—	175,268	—	—	—	—	175,268
Balance as at 31 December 2005	1,274,931	50,032,370	36,988,989	(21,028)	969,864	(54,839,519)	34,405,607

Company statement of changes in equity
for the year ended 31 December 2005

	Share capital £'s	Share premium £'s	Share-based compensation £'s	Retained loss £'s	Total £'s
Balance as at 31 December 2003	57,751	—	—	2,288	60,039
Change in accounting policy on reclassification of preference shares to loans	(50,000)	—	—	—	(50,000)
Balance as at 31 December 2003 as restated	7,751	—	—	2,288	10,039
Net profit for the year	—	—	—	1,132,635	1,132,635
Share-based compensation	—	—	75,168	—	75,168
Total recognised income and expense for the year	—	—	75,168	1,132,635	1,207,803
Issue of share capital	414,535	54,666,080	—	—	55,080,615
Equity share options exercised	1,462	253,695	—	—	255,157
Bonus issue	839,589	(839,589)	—	—	—
Share issue expenses	—	(4,649,483)	—	—	(4,649,483)
Balance as at 31 December 2004	1,263,337	49,430,703	75,168	1,134,923	51,904,131
Net profit for the year	—	—	—	1,877,680	1,877,680
Share-based compensation	—	—	91,589	—	91,589
Total recognised income and expense for the year	—	—	91,589	1,877,680	1,969,269
Equity share options exercised	6,644	431,349	—	—	437,993
Bonus issue	4,950	(4,950)	—	—	—
Share issue expenses	—	175,268	—	—	175,268
Balance as at 31 December 2005	1,274,931	50,032,370	166,757	3,012,603	54,486,661

Consolidated and Company cash flow statement

for the year ended 31 December 2005

		Group		Company	
		Year ended 31 December 2005	Year ended 31 December 2004 (restated)	**Year ended 31 December 2005**	Year ended 31 December 2004 (restated)
	Note	**£'s**	£'s	**£'s**	£'s
Net cash outflow from operating activities	24	**(14,064,778)**	(14,087,940)	**(502,451)**	(563,217)
Investing activities	25	**(27,455,521)**	1,495,902	**(40,882,585)**	(3,597,453)
Financing activities	25	**552,075**	50,692,541	**613,261**	50,686,289
(Decrease)/increase in cash and cash equivalents		**(40,968,224)**	38,100,503	**(40,771,775)**	46,525,619
Cash and cash equivalents at beginning of year		**47,256,285**	9,157,565	**46,551,907**	26,288
Effect of exchange rate changes		**2,166**	(1,783)	—	—
Cash and cash equivalents at end of year		**6,290,227**	47,256,285	**5,780,132**	46,551,907

Notes to the financial statements

1 PRESENTATION OF FINANCIAL STATEMENTS

Ark Therapeutics Group plc is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is given on page 61.

These financial statements are presented in sterling since that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in note 2.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Group's International Financial Reporting Standards ("IFRSs") statements are set out below:

Basis of preparation
The financial statements have been prepared in accordance with IFRSs for the first time. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRSs are given in note 31. The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis except for the revaluation of certain properties and financial instruments.

The Group financial statements include the financial statements of the Company and all the subsidiaries during the periods reported for the periods during which they were members of the Group.

Inter-company balances between Group businesses are eliminated on consolidation.

Intangible fixed assets
Goodwill
Goodwill recognised under UK GAAP prior to the date of transition to IFRS is stated at net book value at this date. Goodwill recognised subsequent to 1 January 2004 will be capitalised. Goodwill is not amortised but is reviewed for impairment annually as described below.

Computer software
The Group writes off software costs as incurred, except for purchases from third parties in respect of major systems. In such cases these are capitalised and written off over a period of three years from the date of purchase.

Impairment of assets
Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangibles with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development expenditure
The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that internal development costs should not be capitalised as intangible fixed assets until, inter alia, commercial viability of a project is demonstrable and appropriate resource is in place to launch the product. Except in those circumstances, research and development expenditure is expensed.

Property, plant and equipment
Property, plant and equipment is stated at cost net of depreciation and provision for impairment. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost, less estimated residual value, as reviewed at each balance sheet date, of each asset on a straight line basis over its expected useful life as follows:

Leasehold improvements	lower of 5 years or the useful economic life of the lease
Laboratory equipment and plant and machinery	20% per annum
Office equipment	33.33% per annum

Foreign currencies
Transactions of Group companies denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of operations and on foreign currency borrowings are reported in the foreign currency translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. All other exchange differences are included in the income statement.

Leases
Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as property, plant and equipment and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term.

Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary timing differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the period in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs
Borrowing costs directly attributed to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Revenue recognition
Revenue comprises the value of sales (excluding VAT and similar taxes and trade discounts and intra-group transactions) and income derived from product sales and licence fees receivable from third parties in the normal course of business. Revenue from product sales is recognised on delivery of the product and is measured net of any allowance for product returns. Non-refundable licence fees are recognised over the term of the licence, except where the earnings process is considered to be complete, in which case the revenue is recognised in full at that time.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost comprises purchase price recorded on a first-in first-out basis. Net realisable value is based on estimated selling price less costs of disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

Post-retirement benefits
The Group makes contributions to employees' personal pension plans which are defined contribution schemes. The amount charged to the income statement in respect of pension costs is the contribution payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Government grants
Government grants relating to property, plant and equipment are treated as deferred income and released to the income statement over the expected useful lives of the assets concerned. Other grants are credited to the income statement as the related expenditure is incurred.

Share-based payments
The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002.

3 CRITICAL ACCOUNTING JUDGMENT

Revenue recognition
As described in note 2, it is the Group's policy to recognise revenue in full on non-refundable licence fees where the earnings process is complete. During the year the Group received £2,034,544 from Boehringer Ingelheim for non-exclusive access to intellectual property in the renin-angiotensin area. The proceeds from the sale of the intellectual property are non-refundable and accordingly have been recognised as revenue. In making its judgment, management considered the detailed criteria for the recognition of revenue as per IAS 18 Revenue and are satisfied that all such requirements have been met by the Group.

4 REVENUE

An analysis of the Group's revenue is as follows:

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
Continuing operations		
Sales of goods	**260,205**	154,353
Revenue from out-licensing deals	**2,086,723**	—
	2,346,928	154,353

5 BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes the Group is currently organised into one business segment, which is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

Since this is the only primary reporting segment no further information has been shown.

Geographical segments

The Group's operations are located in the UK and Finland. Commercialisation activities are carried out in the UK and the rest of Europe, whilst discovery and development of products occurs in the UK and Finland.

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods and services:

	Revenue by geographical market	
	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
UK	**260,205**	154,353
Rest of Europe	**2,037,044**	—
Other	**49,679**	—
	2,346,928	154,353

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	31 December 2005 £'s	31 December 2004 (restated) £'s	**Year ended 31 December 2005 £'s**	Year ended 31 December 2004 (restated) £'s
UK	**39,150,380**	51,859,745	**374,120**	123,994
Finland	**1,972,913**	1,577,624	**441,778**	370,702
Inter-segment eliminations	**(1,070,663)**	(906,441)	—	—
	40,052,630	52,530,928	**815,898**	494,696

6 LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

Loss on ordinary activities before taxation is after charging/(crediting):

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
Staff costs (note 7)	**5,490,935**	4,228,173
Depreciation and amortisation:		
Owned assets	**447,343**	270,553
Auditors remuneration		
Audit services	**46,000**	38,000
Audit-related services	**27,802**	12,367
Tax compliance	**28,050**	8,000
Tax advisory	**38,410**	54,553
Other	**—**	15,186
Operating lease rentals		
Plant and machinery	**58,273**	40,677
Property	**401,461**	278,030
Motor vehicles	**54,780**	32,803
Net Foreign exchange losses	**28,457**	68,186
Government grants	**(33,507)**	(96,199)

In addition to the above £312,444 was debited to the share premium account in 2004, in respect of fees paid to the Auditors in connection with the flotation of the Company. The Company audit fee included in the analysis above was £15,000 (2004: £17,000).

7 DIRECTORS AND EMPLOYEES

Group

Directors' remuneration
The aggregate remuneration comprised:

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
Fees	**198,636**	155,428
Salaries and benefits	**484,283**	431,369
Bonus	**149,000**	299,000
Gains on exercise of share options	**544,950**	—
Pension contributions	**52,886**	40,383
	1,429,755	926,180

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the Directors' remuneration and details of Directors' options are contained in the Directors' remuneration report on pages 18 to 24.

7 DIRECTORS AND EMPLOYEES CONTINUED

Employees
Average monthly number of people (including Executive Directors) employed:

	2005 Number	2004 Number
Finance and administration	**24**	15
Development	**11**	10
Manufacturing	**47**	34
Research	**28**	21
Sales and marketing	**12**	6
	122	86

The aggregate remuneration comprised:

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
Wages and salaries	**4,533,917**	3,566,108
Social security costs	**490,670**	353,432
Pension contributions (note 26)	**466,348**	308,633
	5,490,935	4,228,173

In addition to the wages and salaries analysis above are the effects of the share-based compensation charge during the year of £504,600 (2004: £435,866).

Company
The average monthly number of people employed by the Company within Finance and Administration was 3 (2004: 3).

8 TAXATION

Group
The taxation credit relates to the research and development tax relief calculated at 16% of qualifying expenditure.

The credit for the year can be reconciled to the loss per the income statement as follows:

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
Loss on ordinary activities before tax	**(16,775,068)**	(13,117,071)
Tax on Group loss on ordinary activities at UK corporate rate (30%)	**(5,032,520)**	(3,935,121)
Effects of:		
Other permanent differences: expenses not deductible for tax purposes	**51,563**	6,479
Capital allowances in deficit of depreciation	—	9,551
UK tax losses carried forward	**2,696,327**	2,491,296
Differences in rate for research and development relief	**699,428**	285,479
Differences in respect of prior years	**(55,051)**	(69,120)
	(1,640,253)	(1,211,436)

8 TAXATION CONTINUED

Company

The Company is eligible for Group tax relief and therefore the tax charge for the year is £nil (2004: £nil).

The charge for the year can be reconciled to the profit per the income statement as follows:

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s
Profit on ordinary activities before tax	**1,877,680**	1,132,635
Taxation at the current rate of 30%	**563,304**	339,791
Applied to Group relief	**(563,304)**	(339,791)
Taxation charge for the year	—	—

9 OTHER INCOME

Other income consists of deferred income from Finnish government grants. There is no other income in the Company (2004: £nil).

10 INVESTMENT INCOME

Investment income consists of interest on money-market investments and cash and cash equivalents.

	Group		**Company**	
	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated) £'s	**Year ended 31 December 2005 £'s**	Year ended 31 December 2004 (restated) £'s
Investment income – third party	**1,893,382**	1,959,891	**1,886,591**	1,167,989
Investment income – inter-company	—	—	**583,704**	675,877
	1,893,382	1,959,891	**2,470,295**	1,843,866

11 FINANCE COSTS

Finance costs consists of interest payable on the Finnish government loans as detailed in note 19. There are no finance costs in the Company (2004: £nil).

12 LOSS PER SHARE

IAS requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £15,134,815 (2004: £11,905,635) and on 127,168,920 ordinary shares (2004: 119,019,359) being the weighted average number of ordinary shares in issue.

13 GOODWILL

	£'s
Group	
Cost	
At 1 January 2005 and 31 December 2005	1,306,091
Carrying amount	
At 31 December 2005	**1,306,091**
At 31 December 2004	1,306,091

The Company had no intangible fixed assets (2004: nil).

The goodwill arose on the acquisition of Ark Therapeutics Oy. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. At 31 December 2005 there was no accumulated impairment loss.

The recoverable amount of the cash-generating unit is determined from a value in use in calculation. The key assumptions for the value in use calculations are those regarding the launch date of products (Cerepro™ and Ox-LDL), the growth rates, and expected changes to selling prices and direct costs during the period. Changes are based on expectations of future changes in the market. A discount rate is not used. The calculation has been based on the most recent cash flow forecasts for the next five years, which have been approved by management.

14 OTHER INTANGIBLE ASSETS

Computer software	£'s
Group	
Cost	
At 1 January 2005	54,160
Exchange differences	(535)
Additions	44,927
At 31 December 2005	**98,552**
Accumulated depreciation	
At 1 January 2005	2,292
Exchange differences	(63)
Charge for the year	21,536
At 31 December 2005	**23,765**
Carrying amount	
At 31 December 2005	**74,787**
At 31 December 2004	51,868

15 PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements £'s	Laboratory equipment £'s	Office equipment £'s	Total £'s
Cost				
At 1 January 2005	434,938	818,321	346,851	1,600,110
Exchange difference	(11,973)	(19,870)	(3,946)	(35,789)
Additions	253,661	321,779	195,531	770,971
Disposals	—	(10,666)	(30,160)	(40,826)
At 31 December 2005	**676,626**	**1,109,564**	**508,276**	**2,294,466**
Accumulated depreciation				
At 1 January 2005	121,663	315,551	153,794	591,008
Exchange difference	(3,350)	(6,030)	(1,418)	(10,798)
Charge for the year	142,369	163,164	120,274	425,807
Disposals	—	(10,666)	(28,207)	(38,873)
At 31 December 2005	**260,682**	**462,019**	**244,443**	**967,144**
Carrying amount				
At 31 December 2005	**415,944**	**647,545**	**263,833**	**1,327,322**
At 31 December 2004	313,275	502,770	193,057	1,009,102

There were no assets held under finance leases or hire purchase contracts at 1 January or 31 December 2005 within property, plant and equipment. The Company had no fixed assets during the year.

16 SUBSIDIARIES

	Group		Company	
	2005 £'s	2004 £'s	**2005 £'s**	2004 £'s
Shares in Group undertakings at cost and net book value	**—**	—	**8,229**	8,229

Principal Group investments

The parent Company and the Group have investments in the following subsidiary undertakings which principally affected the profits or net assets of the Group.

	Country of incorporation	Holding	%	Principal activity
At 31 December 2005				
Ark Therapeutics Limited*	England	ordinary	100	Research and development of products in areas of specialist medicine
Patient Plus Limited*	England	ordinary	100	Research and development of products in areas of specialist medicine
Ark Therapeutics Oy	Finland	ordinary	100	Research and development of products in areas of specialist medicine
KerraTec Inc*	USA	ordinary	100	Dormant

* Held directly by Ark Therapeutics Group plc

17 INVENTORIES

	Group	
	2005	2004 (restated)
	£'s	£'s
Raw materials	**10,426**	—
Work-in-progress	**227,500**	—
Finished goods	**13,440**	331,010
	251,366	331,010

The Company held no inventory (2004: £nil).

There is no material difference between the balance sheet value of inventories and their replacement cost.

18 OTHER FINANCIAL ASSETS

	Group		Company	
	2005	2004 (restated)	**2005**	2004 (restated)
	£'s	£'s	**£'s**	£'s
Amounts receivable from the sale of goods	**54,561**	177,373	—	—
Other debtors	**363,138**	234,945	—	—
Amounts due from the Group undertakings	—	—	**20,232,609**	5,422,998
Prepayments and accrued income	**836,935**	302,818	**561,590**	18,321
Research and development tax credits receivable	**1,548,203**	1,861,436	—	—
	2,802,837	2,576,572	**20,794,199**	5,441,319

The average credit period taken on sales of goods is 30 days. The Directors consider that the carrying amount of trade and other receivables approximates their fair value.

Money-market investments comprise short term bank deposits with an original maturity of between 3 and 12 months.

Cash and cash equivalents comprise current accounts held by the Group with immediate access and short-term bank deposits with a maturity value of three months or less.

Credit risk

The Group's credit risk is primarily attributed to its money market investments and cash and cash equivalents. This risk is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

19 LOANS

	Group 2005	2004 (restated)
	£'s	£'s
Other loans	**479,486**	540,672
Loans are repayable as follows:		
Within one year	**46,301**	47,612
In the second year	**87,385**	47,612
In the third to fifth years inclusive	**169,553**	221,963
After five years	**176,247**	223,485
	479,486	540,672
Amount due for settlement within 12 months (shown under current liabilities)	**(46,301)**	(47,612)
Amount due for settlement after 12 months	**433,185**	493,060

All loans are denominated in Euros. The Company had no loans (2004: £nil).

The weighted average interest rate paid on borrowings was 3.8% (2004:2.2%). The Directors consider the carrying amount of borrowings to approximate their fair value.

The other principal features of the Group's loans are as follows:

In January 1998, the Company's wholly owned subsidiary, Ark Therapeutics Oy ("ATO"), entered into an eight year term loan with the Finnish Government agency TEKES. The loan is repayable in instalments due from January 2002 (or later if such payments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Bank of Finland base rate, with a minimum rate of 3%. In total, €74,447 was borrowed (out of an available facility of €134,550) and no repayments have been made.

In February 2000, ATO entered into a second eight year term loan with TEKES. The loan is repayable in instalments due from February 2004 (or later if such payments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Bank of Finland base rate, with a minimum of 3%. In total, €181,643 has been borrowed, being the total available facility, and no repayments have been made.

In March 2002, ATO entered into a seven year term loan with the Finnish Government agency FINNVERA. The loan is repayable in instalments due from September 2003. The loan has an interest rate of Euribor plus 2.27%. In total, €370,013 was borrowed (out of an available facility of €370,013) and €168,185 has been repaid. Ark Therapeutics Limited has given a guarantee to FINNVERA as a security for the loan. In addition, ATO has pledged floating charges amounting to €370,000 to FINNVERA.

In December 2002, ATO entered into an eight year term loan with TEKES. The loan is repayable in instalments beginning in 2007 and has an interest rate of 3% below Bank of Finland base rate, with a minimum rate of 1%. In total, €238,780 was borrowed, being the total available facility.

20 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Interest rate profile
There were no fixed rate borrowings as at 31 December 2005 and 31 December 2004. There were no interest-free financial liabilities as at 31 December 2005 and 31 December 2004.

The interest rate on floating rate financial liabilities is linked to Euribor in the case of Euro liabilities. Further details of interest rates on long term borrowings are given in note 19.

Currency exposures
The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the income statement. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at 31 December 2005 these exposures were as follows:

Functional currency	Net foreign currency monetary liabilities			
	Sterling £'s	US Dollar £'s	Euro £'s	Total £'s
Sterling	—	128,696	133,296	261,992
Euro	7,620	6,470	—	14,090
Total	7,620	135,166	133,296	276,082

The exposures as at 31 December 2004 for comparison purposes were as follows:

	Net foreign currency monetary liabilities			
	Sterling £'s	US Dollar £'s	Euro £'s	Total £'s
Sterling	—	289,956	260,507	550,463
Euro	6,245	276	—	6,521
Total	6,245	290,232	260,507	556,984

The maturity profile of the Group's financial liabilities at 31 December 2005 is included in note 19.

Fair values
Based on a net present value calculation the Directors consider there to be no material difference between the book value of financial instruments and their fair value at the balance sheet dates.

21 DEFERRED TAX

At 31 December 2005 the Group has no deferred tax liabilities.

The following are the deductible temporary differences for which the Group has not recognised deferred tax due to the unpredictability of future profit streams:

	2005	2004 (restated)
	£'s	£'s
Tax depreciation	**135,614**	43,568
Share-based payments	**3,092,569**	1,835,470
Tax losses	**34,649,617**	24,531,312
Provisions	—	12,000
	37,877,800	26,422,350

22 TRADE AND OTHER PAYABLES

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit taken for trade purchases is 45 days. Deferred income is the release to the income statement of Finnish government grants.

	Group		**Company**	
	2005	2004 (restated)	**2005**	2004 (restated)
	£'s	£'s	**£'s**	£'s
Trade creditors and accruals	**5,072,519**	3,448,014	**95,421**	96,846
Amounts owed to Group undertakings	—	—	**478**	478
Deferred income	**95,018**	121,847	—	—
	5,167,537	3,569,861	**95,899**	97,324

Deferred income represents income received from Finnish government grants.

The Directors consider that the carrying amount of trade payables approximates their fair value.

Notes to the financial statements continued

23 SHARE CAPITAL

	2005 £'s	2004 (restated) £'s
Authorised		
200,000,000 ordinary shares of 1p each	**2,000,000**	2,000,000
Issued and fully paid		
127,493,059 (2004: 126,333,744) ordinary shares of 1p each	**1,274,931**	1,263,337

Share options

Details of share options in existence at 31 December 2005 are as follows:

	Number	Weighted average exercise price pence	Period in which exercisable in normal circumstances
EMI Plans	1,245,746	0.56	until 2014
Old Executive Plan	9,256,384	0.56	until 2014
NED Plan	300,000	0.85	until 2015
Scavidin® stand-alone Plan	114,998	0.69	until 2006
Approved Executive Plan	389,449	0.70	2008 to 2015
Unapproved Executive Plan	1,574,051	0.98	2008 to 2015
Consultants' Plan	375,000	0.97	2006 to 2015
	13,255,628	0.63	

24 NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Group		Company	
	2005 £'s	2004 (restated) £'s	2005 £'s	2004 (restated) £'s
Operating loss	**(18,621,929)**	(15,071,926)	**(592,615)**	(711,231)
Depreciation and amortisation	**447,343**	270,553	—	—
Decrease/(increase) in receivables	**3,873**	(379,379)	—	—
Decrease/(increase) in inventories	**79,644**	(321,810)	—	—
Increase/(Decrease) in payables	**1,568,205**	978,756	**(1,425)**	72,846
Share-based compensation	**504,600**	435,866	**91,589**	75,168
Net cash outflow from operations	**(16,018,264)**	(14,087,940)	**(502,451)**	(563,217)
Research and development tax credit received	**1,953,486**	—	—	—
Net cash outflow from operating activities	**(14,064,778)**	(14,087,940)	**(502,451)**	(563,217)

25 ANALYSIS OF CASH FLOWS FOR INVESTING ACTIVITIES AND FINANCING

	Group		Company	
	2005	2004 (restated)	**2005**	2004 (restated)
	£'s	£'s	**£'s**	£'s
Investing activities				
Interest received	**1,350,011**	1,936,634	**1,927,026**	1,825,545
Finance costs	**(17,050)**	—	—	—
Purchases of money market investments	**(28,000,000)**	—	**(28,000,000)**	—
Purchases of property, plant and equipment	**(745,554)**	(388,864)	—	—
Purchases of computer software	**(44,927)**	(51,868)	—	—
Proceeds of sale on property, plant and equipment	**1,999**	—	—	—
Funding of subsidiary company	—	—	**(14,809,611)**	(5,422,998)
Net cash (outflow) inflow from investing activities	**(27,455,521)**	1,495,902	**(40,882,585)**	(3,597,453)
Financing				
Issue of shares	**613,261**	50,686,289	**613,261**	50,686,289
Repayment of loans	**(61,186)**	(72,603)	—	—
New loans	—	78,855	—	—
Net cash inflow from financing	**552,075**	50,692,541	**613,261**	50,686,289

26 RETIREMENT BENEFITS PLAN

The Group operates defined contribution retirement benefit plans for all qualifying employees. The total cost charged to income of £466,348 (2004: £308,633) represents contributions payable to these schemes by the Group. At 31 December 2005 contributions of £37,010 (2004: £17,730) due in respect of the current reporting period had not been paid over to the schemes.

The Company does not operate retirement benefit plans.

27 OPERATING LEASE ARRANGEMENTS

At 31 December 2005 the Group was committed to making the following payments during the next year under non-cancellable operating leases:

	2005	2004 (restated)
	£'s	£'s
Leases which expire:		
Within one year	**463,775**	279,161
In the second to fifth years inclusive	**1,535,963**	537,374
After five years	**1,538,035**	—
	3,537,773	816,535

Operating lease payments represent rentals payable by the Group for certain of its property and equipment. Leases on property are negotiated for an average period of 5 years during which rentals are fixed. Leases on equipment are negotiated for an average period of 3 years during which rentals are fixed.

The Company has no lease commitments (2004: £nil).

28 SHARE-BASED PAYMENTS - EQUITY-SETTLED SHARE OPTION SCHEMES

As listed in the Directors' remuneration report, the Company operates a number of share option schemes. The share-based payment charge is made up from option awards from the EMI Plans, the Old Executive Plan, the Unapproved and Approved Executive Plans, the NED Plan, the Consultants' Plan and the Scavidin® Stand-alone Plan and the Directors do not believe that presenting separate information on each scheme combination is a meaningful method of presenting information. Therefore the schemes have been aggregated as follows:

(a) Scavidin® 2004 Stand-alone Plan - options (granted to the inventors of the Scavidin® technology) all vested 100% on the date of grant in 2004.

(b) 2005 Schemes (the Approved, Unapproved, NED and Consultants' Plans) - over 94% of the shares issued in 2005 will vest based upon performance criteria, and so these schemes have been aggregated together. In turn, over 91% of those performance criteria are based upon the performance of the Company's share price compared to a comparator group of biotech companies (see pages 19 and 20 in the Directors' remuneration report for further details).

(c) Other schemes - the vesting conditions on all other options issued from September 2002 to December 2004 were all based upon length of time only.

Details of the share options outstanding during the year are as follows:

	2005 Schemes				Other Schemes			
	Number of share options	**Weighted average exercise price £'s**	Number of share options	Weighted average exercise price £'s	**Number of share options**	**Weighted average exercise price £'s**	Number of share options	Weighted average exercise price £'s
	2005	**2005**	2004	2004	**2005**	**2005**	2004	2004
Outstanding at beginning of period	—	—	—	—	**4,446,650**	**0.59**	1,375,000	0.50
Granted during the period	**2,537,000**	**0.99**	—	—	—	—	3,106,400	0.65
Cancelled during the period	**(48,500)**	**0.96**	—	—	**(85,550)**	**0.59**	(32,000)	0.57
Exercised during the period	—	—	—	—	**(74,600)**	**0.54**	(2,750)	0.50
Expired during the period	—	—	—	—	—	—	—	—
Outstanding at the end of the period	**2,488,500**	**0.99**	—	—	**4,286,500**	**0.61**	4,446,650	0.62
Exercisable at the end of the period	—	—	—	—	**1,421,000**	**0.59**	351,750	0.50

	Scavidin® Stand Alone Scheme			
	Number of share options	**Weighted average exercise price £'s**	Number of share options	Weighted average exercise price £'s
	2005	**2005**	2004	2004
Outstanding at beginning of period	**333,329**	**0.60**	—	—
Granted during the period	—	—	333,329	0.60
Cancelled during the period	—	—	—	—
Exercised during the period	**(218,331)**	**0.60**	—	—
Expired during the period	—	—	—	—
Outstanding at the end of the period	**114,998**	**0.60**	333,329	0.60
Exercisable at the end of the period	**114,998**	**0.60**	333,329	0.60

The weighted average share price at the date of exercise for share options exercised during the period was £1.09. The options outstanding at 31 December 2005 had a weighted average exercise price of £0.75 and a weighted average remaining contractual life of 8.4 years. The aggregate of the estimated fair values of the options granted during 2005 is £1.6 million. The aggregate of the estimated fair values of the options granted during 2004 is £1.4 million.

28 SHARE-BASED PAYMENTS - EQUITY-SETTLED SHARE OPTION SCHEMES CONTINUED

The inputs into the Black-Scholes model are as follows:

	2005 Shemes		**Other Schemes**		**Scavidin® Scheme**	
	2005	2004	**2005**	2004	**2005**	2004
Weighted average share price	**0.99**	N/A	**N/A**	0.63	**N/A**	0.60
Weighted average exercise price	**0.99**	N/A	**N/A**	0.61	**N/A**	0.60
Expected volatility	**60%**	N/A	**N/A**	60%	**N/A**	60%
Expected life	**5.5 years**	N/A	**N/A**	5.5 years	**N/A**	2 years
Risk free rate	**4.75%**	N/A	**N/A**	4.08%	**N/A**	4.75%
Expected dividends	**0**	N/A	**N/A**	0	**N/A**	0

Expected volatility was determined by calculating the historical volatility of the Group's share price over the previous three years, considered alongside the volatility of similar companies. Expectation of the cancellation of options and also of non-satisfaction of performance criteria have been considered in determining the fair value expense charged to the income statement.

The Group recognised total expenses of £504,600 and £435,866 related to equity-settled share-based payment transactions in 2005 and 2004 respectively. (Company 2005: £91,588, 2004: £75,168).

29 CONTINGENT LIABILITIES

The Company has guaranteed other borrowings of subsidiary undertakings amounting to £138,904 (2004: £190,445).

30 RELATED PARTY TRANSACTIONS

Group

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The following transactions took place during the year at arm's length:

Details of consultancy fees earned by Directors during the year and fees paid to third parties for Directors' consultancy services are included within the Directors' remuneration report.

At 31 December 2005, £62,000 (2004: £57,250) in respect of consultancy fees was owed to Professor S Ylä-Herttuala.

Company

During the year the Company provided working capital loans to subsidiary companies. Interest on these loans was charged at market related rates. Details of interest income for the year and outstanding balances at year-end are shown below:

	Interest income for the year		**Amounts due from subsidiaries**	
	2005	2004	**2005**	2004
	£'s	£'s	**£'s**	£'s
Ark Therapeutics Ltd	**583,704**	675,877	**20,233,102**	5,422,999

At 31 December 2005 the Company owed £478 (2004: £478) to Kerratec Inc.

31 TRANSITION TO IFRS

This is the first year that the Group and the Company have presented their financial statements under IFRSs. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was, therefore, 1 January 2004.

Reconciliation of the consolidated balance sheet and equity

as at 1 January 2004

		Accounting Policy Changes under IFRS		
	As reported under UK GAAP £'s	Share-Based Payment Charge £'s	Other £'s	IFRS £'s
Non-current assets				
Goodwill	1,306,091	—	—	1,306,091
Other intangible assets	—	—	358	358
Property, plant and equipment	834,838	—	(358)	834,480
	2,140,929	—	—	2,140,929
Current assets				
Inventories	9,200	—	—	9,200
Trade and other receivables	1,017,536	—	—	1,017,536
Cash and cash equivalents	9,157,565	—	—	9,157,565
	10,184,301	—	—	10,184,301
TOTAL ASSETS	12,325,230	—	—	12,325,230
Non-current liabilities				
Loans	486,808	—	—	486,808
Current liabilities				
Trade and other payables	2,582,764	—	50,000(1)	2,632,764
TOTAL LIABILITIES	3,069,572	—	50,000	3,119,572
Equity				
Share capital	7,751	—	—	7,751
Preference share capital	50,000	—	(50,000)(1)	—
Merger reserve	36,988,989	—	—	36,988,989
Foreign currency translation reserve	(21,411)(2)	—	—	(21,411)
Share-based compensation	1,911,240(2)	(1,881,842)	—	29,398
Retained loss	(29,680,911)(2)	1,881,842	—	(27,799,069)
Shareholders' funds	9,255,658	—	(50,000)	9,205,658
TOTAL LIABILITIES AND EQUITY	12,325,230	—	—	12,325,230

(1) relates to redeemable preference shares reclassified under IFRS as current liabilities.

(2) these amounts total £27,791,082 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Reconciliation of the consolidated income statement

for the year ended 31 December 2004

		Accounting Policy Changes under IFRS		
	As reported under UK GAAP £'s	Goodwill Amortisation Reversal £'s	Share-Based Payment Charge £'s	IFRS £'s
Revenue	154,353	—	—	154,353
Cost of sales	(45,401)	—	—	(45,401)
Gross profit	108,952	—	—	108,952
Research and development expenses	(9,147,324)	—	—	(9,147,324)
	(9,038,372)	—	—	(9,038,372)
Selling, marketing and distribution costs	(1,305,970)	—	—	(1,305,970)
Other administrative expenses	(5,641,761)[2]	1,253,844	—	(4,387,917)
Share-based compensation	(95,502)	—	(340,364)	(435,866)
Administrative expenses	(5,737,263)	1,253,844	(340,364)	(4,823,783)
Other income	96,199[2]	—	—	96,199
Operating loss	(15,985,406)	1,253,844	(340,364)	(15,071,926)
Investment income	1,959,891[1]	—	—	1,959,891
Finance costs	(5,036)[1]	—	—	(5,036)
Loss on ordinary activities before taxation	(14,030,551)	1,253,844	(340,364)	(13,117,071)
Taxation	1,211,436	—	—	1,211,436
Loss on ordinary activities after taxation, being retained loss for the period	(12,819,115)	1,253,844	(340,364)	(11,905,635)

(1) these amounts total £1,954,855 as reported as "Net interest receivable" under UK GAAP. They are now required to be disclosed separately under IFRS.

(2) exchange losses of £67,909 previously disclosed within "Other income" have been reallocated to "Other administrative expenses".

Reconciliation of the consolidated balance sheet and equity

as at 31 December 2004

	As reported under UK GAAP £'s	Accounting Policy Changes under IFRS: Goodwill Amortisation Reversal £'s	Share-Based Payment Charge £'s	Other £'s	IFRS £'s
Non-current assets					
Goodwill	52,247	1,253,844	—	—	1,306,091
Other intangible assets	—	—	—	51,868	51,868
Property, plant and equipment	1,060,970	—	—	(51,868)	1,009,102
	1,113,217	1,253,844	—	—	2,367,061
Current assets					
Inventories	331,010	—	—	—	331,010
Trade and other receivables	2,576,572	—	—	—	2,576,572
Cash and cash equivalents	47,256,285	—	—	—	47,256,285
	50,163,867	—	—	—	50,163,867
TOTAL ASSETS	51,277,084	1,253,844	—	—	52,530,928
Non-current liabilities					
Loans	493,060	—	—	—	493,060
Current liabilities					
Trade and other payables	3,617,473	—	—	—	3,617,473
TOTAL LIABILITIES	4,110,533	—	—	—	4,110,533
Equity					
Share capital	1,263,337	—	—	—	1,263,337
Share premium	49,430,703	—	—	—	49,430,703
Merger reserve	36,988,989	—	—	—	36,988,989
Foreign currency translation reserve	(23,194)(1)	—	—	—	(23,194)
Share-based compensation	2,006,742(1)	—	(1,541,478)	—	465,264
Retained loss	(42,500,026)(1)	1,253,844	1,541,478	—	(39,704,704)
Shareholders' funds	47,166,551	1,253,844	—	—	48,420,395
TOTAL LIABILITIES AND EQUITY	51,277,084	1,253,844	—	—	52,530,928

(1) these amounts total £40,516,478 as reported as "Profit and Loss Account" under UK GAAP. They are now required to be disclosed separately under IFRS.

Reconciliation of the Company balance sheet and equity

as at 1 January 2004

	As reported under UK GAAP £'s	Presentation of preference shares £'s	IFRS £'s
Non-current assets			
Investments in subsidiaries	8,229	—	8,229
	8,229	—	8,229
Current assets			
Trade and other receivables	50,000	—	50,000
Cash and cash equivalents	26,288	—	26,288
	76,288	—	76,288
TOTAL ASSETS	84,517	—	84,517
Non-current liabilities			
Preference Shares	—	—	—
	—	—	—
Current liabilities			
Trade and other payables	24,478	(50,000)(1)	74,478
TOTAL LIABILITIES	24,478	—	74,478
Equity			
Share capital	7,751	—	7,751
Preference share capital	50,000	(50,000)(1)	—
Share-based compensation	—	—	—
Retained income	2,288	—	2,288
Shareholders' funds	60,039	(50,000)	10,039
TOTAL LIABILITIES AND EQUITY	84,517	(50,000)	84,517

(1) relates to redeemable preference shares reclassified under IFRS as current liabilities.

Reconciliation of the Company income statement

for the year ended 31 December 2004

	As reported under UK GAAP £'s	Share-based payment charge £'s	IFRS £'s
Interest income - third party	1,167,989	—	1,167,989
Interest income - intercompany	675,877	—	675,877
	1,843,866	—	1,843,866
Administrative expenses	(636,063)	(75,168)	(711,231)
Profit on ordinary activities before taxation	1,207,803	(75,168)	1,132,635
Taxation	—	—	—
Net profit attributable to equity holders of the parent	1,207,803	(75,168)	1,132,635

Reconciliation of the Company balance sheet and equity

as at 31 December 2004

	As reported under UK GAAP £'s	Share-based payment charge £'s	IFRS £'s
Non-current assets			
Investments in subsidiaries	8,229	—	8,229
	8,229	—	8,229
Current assets			
Trade and other receivables	5,441,319	—	5,441,319
Cash and cash equivalents	46,551,907	—	46,551,907
	51,993,226	—	51,993,226
TOTAL ASSETS	52,001,455	—	52,001,455
Current liabilities			
Trade and other payables	97,324	—	97,324
TOTAL LIABILITIES	97,324	—	97,324
Equity			
Share capital	1,263,337	—	1,263,337
Preference share capital	—	—	—
Share premium	49,430,703	—	49,430,703
Share-based compensation	—	75,168	75,168
Retained income	1,210,091	(75,168)	1,134,923
Shareholders' funds	51,904,131	—	51,904,131
TOTAL LIABILITIES AND EQUITY	52,001,455	—	52,001,455

There are no material adjustments to the cash flow statement for the year ended 31 December 2004.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Ark Therapeutics Group plc will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 27 April 2006 at 11.30 am, for the following purposes:

Ordinary Business

1 To receive the accounts for the financial year ended 31 December 2005, together with the reports of the Directors and Auditors thereon. **(Resolution 1)**

2 To approve the Directors' remuneration report for the year ended 31 December 2005. **(Resolution 2)**

3 To re-appoint Professor Seppo Ylä-Herttuala who is submitting himself for re-appointment as a Director. **(Resolution 3)**

4 To re-appoint David Prince who is submitting himself for re-appointment as a Director. **(Resolution 4)**

5 To re-appoint Dr Nigel Parker who is submitting himself for re-appointment as a Director. **(Resolution 5)**

6 To re-appoint Dr Bruce Carter who is submitting himself for re-appointment as a Director. **(Resolution 6)**

7 To re-appoint Sir Mark Richmond, aged 75, as a Director. **(Resolution 7)**

8 To re-appoint Deloitte & Touche LLP as Auditors of the Company to hold office until the end of the next meeting at which the financial statements are presented and to authorise the Directors to set their remuneration. **(Resolution 8)**

Special Business

To consider and, if thought fit, to pass the following resolution of which resolution 9 will be proposed as an ordinary resolution, and resolutions 10 and 11 will be proposed as special resolutions:

9 That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of The Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £382,494 (being 30% of the Company's issued share capital as at 13 March 2006), this authority to expire at the conclusion of the Annual General Meeting of the Company in 2007 or on 27 July 2007, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act. **(Resolution 9)**

10 That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 9 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 9 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and (b) otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £63,749 (being 5% of the Company's issued share capital as at 13 March 2006), and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 or on 27 July 2007, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of section 95 of the Act. **(Resolution 10)**

11 That the Articles of Association of the Company be amended by the deletion of Article 154 and the insertion of a new Article 154 as follows:

"154.1 Indemnity of officers

154.1 Subject to the provisions of the Statutes but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every person who is or was at any time a Director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses or liabilities (together "Liabilities") which he may sustain or incur in or about the actual or purported execution and/or discharge of the duties of his office and/or the exercise or purported exercise of his powers or discretions and/or otherwise in relation thereto or in connection therewith, including (without prejudice to the generality of the foregoing) any Liability suffered or incurred by him in disputing defending investigating or providing evidence in connection with any actual or threatened or alleged claims, demands, investigations, or proceedings, whether civil or criminal, or in connection with any application under section 144(3) or (4) or section 727 of the Act.

This indemnity shall not apply to the extent that:

- a Liability arises from an act or omission of the Director or other officer which is shown to have been in bad faith (including one involving fraud or fraudulent concealment by such Director or other officer)
- the Director or other officer has received a financial benefit to which he is not entitled
- it relates to tax or National Insurance payable on remuneration or other benefits received by such Director or other officer.

The Company may also, subject to the provisions of the Statutes, provide funds to any Director or other officer (excluding the Auditors) or do anything to enable a Director or other officer to avoid incurring expenditure of the nature described in section 337A of the Act."

and that Article 101.3 be amended as follows:

Delete "and" at end of para (e) and after para (f) add

"(g) the giving of any indemnity pursuant to Article 154; and

(h) the provision of funds to any Director or the doing of anything to enable a Director to avoid incurring expenditure (in each case as permitted by section 337A of the Act)."

(Resolution 11)

By order of the Board

Nick Plummer
Company Secretary
14 March 2006

Registered Office:
79 New Cavendish Street
London W1W 6XB

Notice of Annual General Meeting – Notes

Proxies

1 A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's Registrar, Capita Registrars (Proxies), 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting. **Completed proxy forms should not be sent to the Company's registered office.**

Documents on display

2 The register of Directors' interests in the share capital and debentures of the Company, together with copies of service agreements under which Directors of the Company are employed, and copies of the terms and conditions of appointment of Non-Executive Directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.

Right to attend and vote

3 Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of the Company by no later than 11.30 am on 25 April 2006, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory notes

4 **Resolution 2.** In accordance with the Act, Directors of listed companies are required to prepare a detailed Directors' remuneration report which must be approved by the shareholders at the Annual General Meeting. The Directors' remuneration report contains, inter alia, details of the members of the Remuneration Committee, the Company's policy on Directors' remuneration for 2005 and subsequent financial years, a performance graph showing the Company's performance, measured by total shareholder return, compared with the performance of the comparator group of companies in the industry described in the Directors' remuneration report, details of the Directors' service contracts and specific disclosures relating to each Director's remuneration. It is proposed that the Directors' remuneration report for the year ended 31 December 2005, as set out on pages 18 to 24 of the Annual Report, be approved.

5 **Resolutions 3, 4 and 5.** One-third of the Board is required to retire by rotation each year. Professor Seppo Ylä-Herttuala, David Prince and Dr Nigel Parker are the three Directors who resign this year and who are consequently proposed for re-appointment.

Professor Seppo Ylä-Herttuala, aged 49, was one of Ark's co-founders in 1997. Since 1995, he has developed the University of Kuopio's Gene Therapy Unit which is one of the most active centres in Europe, with experience in ten human gene therapy trials to date. As a world-renowned expert in gene expression technology, the pathogenesis of vascular diseases and malignant glioma, he brings invaluable knowledge to the Group. His experience includes pioneering work in vascular gene therapy, where he performed the first adenoviral gene transfers to human peripheral arteries.

David Prince, aged 54, is a Non-Executive Director, Chairman of the Audit Committee and member of the Nomination Committee. Mr Prince was until December 2003 Group Finance Director of Cable and Wireless plc. Prior to this he held board positions at PCCW, as Group Chief Financial Officer, and Hong Kong Telecom as Deputy CEO and Group Finance Director. He also holds a Non-Executive Board position and is a member of the audit committee at Adecco SA and is a Non-Executive Director of SmarTone Telecommunications Holdings (Hong Kong).

Dr Nigel Parker, aged 52, has been Chief Executive Officer of Ark since 1998 and is responsible for the strategy and development of the Group. A graduate in life sciences, he has over 25 years' experience in the pharmaceutical business, where he has undertaken senior international management roles in companies such as Teva Pharmaceuticals Limited and Pharmaceutical Marketing Services Inc.

6 **Resolution 6.** This resolution is to re-appoint Dr Bruce Carter as a Director whose appointment by the Board is put to shareholders in accordance with the Company's articles of association.

Dr Bruce Carter, aged 62, joined Ark as a Non-Executive Director in July 2005. He is a member of the Remuneration and Nomination Committees and will become Chairman of the Remuneration Committee after the Annual General Meeting. Dr Carter, who has over 25 years' pharmaceutical experience, is currently President and Chief Executive Officer of ZymoGenetics Inc. (NASDAQ-listed). Dr Carter has extensive experience at board level, having been on the Board of Management of Novo Nordisk from 1988 to 2000 and is currently on a number of biopharmaceutical boards including Renovis and Epigenomics (listed on the Deutsche Börse).

7 **Resolution 7.** PIRC (Pensions Investments Research Consultants) recommend that Directors over the age of 70 should be subject to re-election each year. Sir Mark Richmond, aged 75, is therefore standing for re-election this year. Sir Mark is a Non-Executive Director, senior Independent Director, Chairman of the Nomination and the Remuneration Committees and a member of the Audit Committee. After the Annual General Meeting he will hand over chairmanship of the Remuneration Committee to Dr Bruce Carter, but shall continue as a member of that Committee. Sir Mark was appointed as a Non-Executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds Non-Executive Board positions at OSI Pharmaceuticals Inc., Cytos AG, Paratek Pharmaceuticals Inc. and Sosei Co Ltd.

8 **Resolution 9.** Your Directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted on 28 April 2005 is due to expire at the Company's Annual General Meeting in 2006, or on 28 July 2006, whichever is earlier and therefore requires renewal. Accordingly, resolution 9 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £382,494, representing approximately 30% of the total issued ordinary share capital as at 13 March 2006. If given, this authority will expire at the Annual General Meeting in 2007 or on 27 July 2007, whichever is the earlier. Other than in respect of the Company's obligations under its share option schemes, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

9 **Resolution 10.** Your Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted on 28 April 2005 is due to expire on 28 July 2006 or at the conclusion of the Annual General Meeting in 2006 and therefore requires renewal. Accordingly, resolution 10 will be proposed as a special resolution to grant such authority. The authority will be limited to the issue of shares for cash up to an aggregate nominal value of £63,749 (being 5% of the issued ordinary share capital on 13 March 2006). If given, this authority will expire on 27 July 2007 or at the conclusion of the Annual General Meeting in 2007, whichever is the earlier.

10 **Resolution 11.** An amendment to the Act, which came into force on 6 April 2005, permitted companies to indemnify their directors, officers and auditors against liabilities (including against legal costs) to a greater extent than was previously possible. This amendment has been introduced by the Government following its consultation process in respect of director and auditor liability and addresses concerns raised in that process that exposure to liabilities arising from legal action against directors by third parties and the cost of lengthy court proceedings were affecting the recruitment and behaviour of directors.

The Board believes it is in the interests of the Company to incorporate this amendment and it is therefore proposed to adopt a new Article 154 of the Company's articles of association to give the Board power to indemnify the Directors and Company officers (but not auditors) to the extent permitted by the Act (as amended) and to make the consequential amendments to Article 101.3.

Shareholder information

Registered Office
79 New Cavendish Street
London
W1W 6XB

Directors
D M J Turner
Dr N R Parker
M Williams
Dr B Carter
P S Keen
Dr W Plischke
D Prince
Sir Mark Richmond
Professor S Ylä-Herttuala

Company Secretary
Nick Plummer

Company Registration Number
4313987

Advisers

Auditors
Deloitte & Touche LLP
City House
126-130 Hills Road
Cambridge
CB2 1RY

Principal Bankers
Barclays Bank plc
Mortlock House
Vision Park
Histon
Cambridge
CB4 9DE

Joint Corporate Brokers
Credit Suisse
One Cabot Square
Canary Wharf
London
E14 4QF

Piper Jaffray Ltd
18 King William Street
London
EC4N 7US

Legal Advisers
Ashurst
Broadwalk House
5 Appold Street
London
EC2A 2HA

Patent Attorneys
Gill Jennings & Every
Broadgate House
7 Eldon Street
London
EC2M 7LH

Public Relations Advisers
Financial Dynamics Ltd
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Glossary

Technical terms which have been used in the Annual Report have the following meaning:

Access graft	the joining of a length of synthetic material (the graft) between an artery and a vein
Adenovirus	a common virus that infects humans. More than 40 types are known to infect man causing upper respiratory symptoms, acute respiratory disease, conjunctivitis and gastroenteritis
Agonist	a substance which stimulates or turns on biological activity, usually by acting at a receptor site
Antagonist	a substance which competes with the agonist at the receptor site and inhibits biological activity
Antimicrobial	a drug for killing micro-organisms or suppressing their multiplication or growth
Baculovirus	a member of a family of viruses that normally infect insect cells
Biodistribution	the circulation of chemicals or medicines around the body
Bioequivalence	the equivalence in biological effect of two versions (eg produced by two different manufacturers) of the same medicinal substance (active ingredient). This equivalence encompasses efficacy, safety and bioavailability at the same dose
Cachexia	a general weight loss and wasting occurring in the course of a chronic disease such as cancer
Cardiovascular	pertaining to the heart and blood vessels
CE-Marking	products that come under a European Directive and are to be placed on the market in the EU, must bear CE Marking. CE Marking is the manufacturer's claim that the product meets the essential requirements of all relevant EU Directives, eg safety and quality
Cirrhosis	chronic inflammation and fibrosis of an organ, normally used in conjunction with destructive disease of the liver caused by excessive alcohol consumption
Chemotherapy	treatment of disease by means of chemical substances or drugs; usually used in relation to cancers
Clinical	relating to the treatment and care of a patient. Denoting the symptoms and course of a disease, as distinguished from the laboratory findings or anatomical changes
***de novo* stenosis**	a new stricture or blockage which arises in blood vessels
Delivery device	a mechanical structure which contains a medicine and which allows it to be given to a specific site in the body
DNA	(deoxyribonucleic acid) the molecule that encodes the genetic information. DNA is a double-stranded molecule held together by weak bonds between base pairs of nucleotides to form a double helix
Drug targeting platform	a mechanism for directing medicines to a specific site in the body
Drug tariff reimbursement	the process of obtaining from a particular health authority the price it will pay for a branded prescription-only medicine
DSMB	Drug Safety Monitoring Board. Responsible for examining the safety aspects of a medicine under development
Efficacy	produces a positive effect. Treats a disease successfully
EMEA	the European Agency for the Evaluation of Medicinal Products
Endothelium	the layer of cells lining the inside surfaces of blood vessels, lymph vessels and body cavities
Exceptional circumstances	a term used in relation to medicine approval by a Government Regulatory Agency. For diseases where there are no treatments the medicine may be granted approval with limited clinical data. This enables the medicine to be made available for patients

Glossary continued

Fast Track Designation	the Fast Track programme of the FDA, designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Such designation is granted, if judged appropriate, by the FDA after review of a Fast Track Designation Submission for the specific drug from a company
FDA	Food & Drug Administration, the consumer protection agency responsible for public health in the USA, which ensures that safe and effective products reach the market in a timely manner
Fistula	a direct surgical connection between artery and vein to provide access for dialysis
Formulary	a listing of prescription drugs approved for use by a particular purchasing health authority
Genome	the entire inherited genetic make-up of an individual or species
Glioma	A malignant tumour of the central nervous system, arising from the glial cells, usually in the brain
GMP	Good Manufacturing Practice, formal standards of facilities cleanliness, process, quality controls and documentation set out and periodically monitored by the main medicines control agencies to which a company has to conform in order to manufacture a medicinal product for human use
Haemodialysis graft	see 'Access Graft' used in the treatment of patients with kidney failure
HIV	Human Immunodeficiency Virus
IAS	International Accounting Standard
IFRS	International Financial Reporting Standards
in vitro	referring to experiments involving living cells performed outside the intact organism of origin in a laboratory environment
in vivo	referring to experiments performed on an intact organism
Intimal hyperplasia	excessive growth of cells within a blood vessel wall
IPO	Initial Public Offering
Lipodystrophy	defective metabolism of fat, commonly seen in patients treated with HIV infections
MAA	Marketing Authorisation Application, the complete set of information for a product on which it was granted a licence to permit its sale to doctors
Macular degeneration	breakdown or damage to a portion of the retina known as the macula
MHRA	The Medicines and Healthcare products Regulatory Agency
Myocardial infarction	local tissue death in the heart muscle, normally due to oxygen starvation
NAM	Finnish National Agency for Medicines
Nucleotide	the basic molecular unit of DNA, composed of a phosphate backbone, a sugar molecule and a purine or pyrimidine base
Orphan Medicinal Product/Drug/Status	a term which describes a drug with Orphan Drug Status granted by the FDA and/or the EMEA. Such status confers certain development, registration and marketing advantages for new treatments to be used in rare diseases or conditions, eg permitting marketing approval applications based on predicted clinical benefit; tax credits; improved exclusivity periods
Ox-LDL	Oxidised Low Density Lipoprotein

p=	p is the symbol indicating probability and the figure is used in statistical analysis in order to indicate the significance of a difference observed between two data sets. The occurrence of a difference with a probability of less than one in 20 (ie p=less than 0.05) is generally considered to be statistically significant
pari passu	of equal ranking
Phase II	Phase II — where the drug is given to patients with the disease for which it is believed the drug may have some therapeutic effect. Positive efficacy is often referred to as clinical 'proof of concept'. This Phase should conclude with evidence of whether the drug works, which patient population to target, and what is the optimal dose between beneficial effect and side effect
Phase III	Phase III — where the drug undergoes a 'dry run' of its ultimate proposed use on the market. The trials in this Phase need to prove to a strong degree of statistical significance that the drug presented at a particular dose, to a particular population and in a particular formulation has sufficient effect along with appropriately low side effects. The 'pivotal Phase III trial' is that which ultimately provides statistically sound evidence of effect and safety
Pre-clinical	the Phase of drug discovery and development which precedes testing of the drug in humans. Many studies carried out in this Phase are required by regulatory agencies before they will allow testing in man
Proof-of-principle	evidence that a medicine might be useful to treat a particular disease
QP	a "Qualified Person"; an individual adjudged as suitably qualified and required by medicines regulation to perform specific duties in the production and supply of a medicinal product
Receptor	a molecule located within a cell or on the surface of a cell, to which an agonist or antagonist will bind; as a result of that binding, a biological response is produced or blocked
Renin-angiotensin System	hormonal system which regulates blood pressure
Ribosomal	relating to the ribosome, a cell structure that serves as the site of assembly of the cell's proteins
Ulcer	a lesion on the surface of the skin or on a mucous surface, caused by superficial loss of tissue, usually with inflammation
Vector	a chemical or molecular structure used to facilitate DNA gene delivery into cells
VEGF	Vascular Endothelial Growth Factor: is part of a family of growth factors, designated VEGF-A, VEGF-B, etc that stimulate the growth of endothelial cells

Designed and produced by **corporateprm**, Edinburgh and London. www.corporateprm.co.uk

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Final Results
Released	07:01 09-Mar-06
Number	5278Z

Ark Therapeutics Group plc

Preliminary results for the year ended 31 December 2005

London, UK, 9 March 2006 – Ark Therapeutics Group plc today announces its preliminary results for the year ended 3' December 2005.

HIGHLIGHTS OF THE YEAR

- Cerepro™ marketing approval process commenced in Europe. Submission validated and formal review underway a the EMEA
- Cerepro™ corroborative Phase III study started and first patients enrolled
- Kuopio manufacturing facility received the first ever gene-based medicine manufacturing licence allowin commercial production for European markets
- Kerraboot® demand strengthened. Super-absorbent version introduced and out-licensing deals signed for Irelan and South Korea
- Trinam® Phase II low dose results show tripling of haemodialysis access graft patency period
- European CE-marking completed for Ox-LDL cardiovascular risk test
- Multi-million pound licence signed with Boehringer Ingelheim granting them access to Ark's IP in the renin angiotensin area
- Discovery of targeted gene delivery vector technology heralds potential breakthrough in gene-based medicine
- Patent granted in Europe for Trinam®. International patent position strengthened across Ark's other lead and follow on products
- €2.2m grant awarded by Finnish government to extend gene medicine manufacturing facilities
- Cash and money market investments of £34.3m at 31 December 2005

EVELOPMENTS SINCE YEAR END

- Kerraboot® patent granted in the United States
- Phase III results confirm Vitor™ significantly reduces rate of cachexia in non small cell lung and colon cancer
- Scavidin® DNA-based drug targeting system halts tumour progression in two cancer proof-of-principle models
- Kerraboot® out-licensing deals signed for four countries, including China

Nigel Parker, CEO of Ark, commented:

)05 has seen Ark make some very significant steps forward across its portfolio. We have strengthened our leadershi sition in the gene-based area of molecular medicine and we are steadily building a commercial presence in wound care. remain 'on track' to become one of a successful new breed of diversified specialist healthcare companies exploiting ige of exciting and innovative therapies."

For further information:

Ark Therapeutics Group plc	Tel: +44 (0)20 7388 7722
Dr Nigel Parker, CEO	
Martyn Williams, CFO	

Financial Dynamics	Tel: +44 (0)20 7831 3113
David Yates	
Anna Keeble	

Notes to Editors

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced int(hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research i vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specifi unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist fo effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected t enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark ha: secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains th right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of Universit College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all o whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historica facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives o management for future operations (including development plans and objectives relating to the Group's products and services) and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets' "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or simila expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties an other important factors beyond the Group's control that could cause the actual results, performance or achievements of th Group to be materially different from future results, performance or achievements expressed or implied by such forward looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present an future business strategies and the environment in which the Group will operate in the future. Among the important factors tha could cause the Group's actual results, performance or achievements to differ materially from those in forward-lookin statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of thi: announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to an forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regar hereto or any change in events, conditions or circumstances on which any such statements are based. As a result of thes actors, readers are cautioned not to rely on any forward-looking statement.

:hairman's and Chief Executive's statement

005 a most successful year with 'world first' achievements

005 has been a year of unprecedented achievement for Ark. Substantial progress has been made which includes th :alisation of a number of milestones which are 'world firsts' in the sector.

arly in the year, we commenced the process with the EMEA to obtain approval to market our brain cancer produc crepro™, in Europe. Following submission of our application (MAA), we received notification that the filing documentatio as valid and the formal MAA review commenced in October. That same month, our manufacturing facility in Finlan ceived a licence allowing it to produce Cerepro™ for commercial supply in Europe. Both of these achievements represen orld firsts' in gene-based medicine. Also in October, we commenced the corroborative Phase III study for Cerepro™. In th rd quarter we were pleased to see extremely encouraging interim results from a Phase II study of Trinam® where, at lov se, haemodialysis access grafts remained viable for over three times longer than the patients had previously experienced. ese patency results had improved even further by the end of the year.

have made good progress with our commercial activities. During the year we executed a multi-million pound deal wit chringer Ingelheim granting them access to our intellectual property in the renin-angiotensin area. In the UK, sales o

Kerraboot®, our novel device for lower leg ulcers, showed steady growth during the first half of the year. In the second half following consultation with customers, we developed a super-absorbent version to make it more suitable for use in the community. Although some softening of sales was observed during the period of product change in the last quarter, UK sales in the second half of the year were 24% higher than in the first half. We have been pleased to see, during 2005, an increasin(number of independent healthcare professionals publishing case histories illustrating clinical success with the product. Sinc(the introduction of the super-absorbent boot, sales have grown at a notably faster rate than seen previously. We als(concluded out-licensing deals for Ireland and South Korea and since the year end we have announced three othe international out-licensing deals covering four countries, including China.

In line with our longer term objective of building a stand-alone business in the wound care area, we also made solid progres: in identifying additional products for our sales force to sell alongside Kerraboot®.

In the last quarter, we announced CE-marking of our oxidised LDL antibody test kit, which is a more reliable predictor of th(likelihood of myocardial infarction than currently-marketed tests. As it is outside our main area of business, we have decide(not to market the product ourselves and have commenced the process of out-licensing it to a suitable commercialisatio partner.

Our research teams have continued to make innovative discoveries to drive our pre-clinical science programmes and in th(third quarter we reported the exciting breakthrough of our site-specific integrating vector technology 'clip' which targets ; therapeutic gene to one specific site located in the ribosomal DNA. This discovery has the potential to move gene therapy int(a new era by minimising the problems of unwanted side effects which are a complication of earlier gene therapy vectors. Pos period we also announced exciting pre-clinical proof-of-principle results with our novel gene-based targeting system Scavidin®, where tumour growth was halted using Yttrium and paclitaxel in doses up to ten times lower than thos(conventionally used to treat cancer.

Throughout the year we have further strengthened our intellectual property position with patent grants for Trinam®, Scavidin® Cerepro™ and Vitor™ in a number of countries.

We finished the year with cash and money market investments of £34.3m. Overall, we have been very pleased with th(progress and milestone achievements across the business during 2005 and we believe 2006 will be another exciting year fo Ark. We look forward to continuing to report strong progress.

Product and pipeline review

Pharmaceuticals

Cerepro™ – for brain cancer

Early in 2005 we filed with the EMEA for approval of Cerepro™ as an Orphan Medicinal Product, for consideration under th(exceptional circumstances route, and in April the two Rapporteur countries required under that process were appointed by th(EMEA. In response to EMEA comments, we transferred finished product filling and packaging capability to our ow manufacturing facility in Finland and subsequently put in place quality control processes to comply with the new Europea manufacturing legislation that had been introduced in the middle of the year. In October our Kuopio facility received the firs ever licence for commercial production of a gene medicine for European market supply. That same month the EME/ accepted the Cerepro™ filing as valid and formal review of the dossier commenced, making Cerepro™ the first gene-base(medicine in the world (excluding China) to have its MAA accepted for review.

)uring 2005 we completed the logistics for a Phase III corroborative study of Cerepro™ and in October the study opened witl he first patient enrolled shortly before the end of the year. The progress made with Cerepro™ to date has been outstandin(ınd, although the timing of certain future milestones is dependent on the MAA review process, we will be updating you o egulatory and trial progress during 2006.

/itor™ – for cancer cachexia (muscle wasting)

Ve made significant progress with Vitor™, our product for cachexia in cancer, with the completion of enrolment into the Phas(I study and confirmation by the UK Medicines and Healthcare Products Regulatory Agency that the new decentralise(rocess is the appropriate European regulatory approval route for Vitor™. The rapid development approach for Vitor™, whicl rk was able to pursue through its agreement with Tanabe of Japan, meant that this study was a 'first time to man' study fo ıchexia. The results released in January 2006 were very encouraging, showing that the product significantly (p=0.028 duced the rate of cachexia in two of the cancers studied (non small cell lung and colon cancer). Whilst statistica gnificance was not reached in pancreatic cancer, a therapeutic effect was observed from week four of the study onwards. ıe data from this study will prove invaluable in discussing the way forward with the regulators and we look forward t(ımmencing a final pivotal study once the appropriate trial architecture has been agreed.

inam® - haemodialysis access in kidney failure patients

05 has also been an exceptional year for Trinam®, commencing with the patent grant by the European Patent Office, givin(otection in member states until 2017. As we anticipated, recruitment into the Phase II ascending dose study gathered pac(d we completed the low dose arm in July. Shortly after that, the FDA accepted the six patients as sufficient for the low dos(

stage and the Drug Safety Monitoring Board gave approval for us to move to the higher (expected therapeutic) dose. The firs results from the Phase II low dose patients were presented at the October American College of Surgeons meeting in Sai Francisco, where the paper was judged to be of "exceptional merit". Designed primarily as a safety study, with efficacy as ε secondary endpoint, we were delighted to report that the safety profile gave no cause for concern and the important serum monitoring, checking for biodistribution of the gene and adenoviral vector, was clear. Furthermore, the efficacy results were exceptional, with post-Trinam® grafts in kidney failure patients, whose previous vascular access procedures (grafts and fistulas) had blocked on average in 4.5 months, staying open on average 14.5 months by October. At the end of 2005 two patients had withdrawn from the study (for reasons unrelated to the therapy), but all remaining patients still had open and functioning grafts, as is the case at the date of this statement. Consequently the efficacy results from the treatment continue to improve.

The magnitude of clinical improvement seen so far in the Phase II study has led us to re-appraise the value of this product in our portfolio. If these results are confirmed in the remainder of the development programme, we believe that Trinam® could have the potential to achieve annual peak sales of £500m (Source: Company estimates, based on independent market data).

EG005 for HIV-associated lipodystrophy

We reported preliminary results from the Phase II study of EG005 for HIV-associated lipodystrophy, a blinded, placebo controlled 'first time to man' study in 50 patients. After three months, four aspects of the patients' disease, including the physician's overall assessment of lipodystrophy, were showing encouraging trends. However, we do not intend to make further decisions on the product's future development until the results of the one-year extension phase have been analysed and this is expected in Q2 2006. At the close of the first stage, 72% of patients elected to continue on active treatment for the one-year extension study.

Ox-LDL diagnostic test

During 2005 we obtained the necessary stability data to complete the development of this novel cardiovascular risk test, which enabled us to obtain European CE-marking in October. Diagnostic testing is outside the areas where Ark wishes to launch products itself, so we have commenced the process of out-licensing of the product to a diagnostic company.

Devices

Kerraboot®

During the first six months of 2005 prescriptions written in the UK for Kerraboot® rose steadily and we consistently increased our market share quarter on quarter. In parallel with this progress, we announced two Kerraboot® out-licensing deals in the period: BellPharma Ltd for Ireland and BL&H Co Ltd for South Korea. In the second half of the year we began the process of re-shaping the sales force and, in response to feedback from community healthcare professionals, we accelerated the production of an improved, super-absorbent version of the product, giving greater flexibility of use, widening the range of ulcers that nurses can treat and extending the period of use for heavily exudating wounds. Despite a marked softening of sales in the period around the introduction of the new high-absorbency version and the sales force reorganisation, UK sales in the second half of the year showed a 24% increase over the first half. The upward trend has continued into 2006 and in the period since the launch of the new version (6 December 2005 to end February 2006) prescriptions written for the product are 48% higher than for the equivalent period in the previous year. Over the last year it has been extremely encouraging to see an increasing number of independent case histories published reporting the clinical effectiveness of Kerraboot® and the product is now being more widely adopted by NHS primary care trust formularies.

We have recently signed further Kerraboot® distribution agreements for the following four countries: China (Sino Tai International Company Limited), Denmark (Nord-Plast Danmark ApS) and The Netherlands and Luxembourg (BiologiQ). Discussions regarding licensing agreements with a number of other companies are making good progress. With sales in the UK strengthening and the recent grant of the US patent, we are increasingly optimistic about the potential for Kerraboot® worldwide.

Other devices

In line with our corporate strategy to establish a stand-alone business in wound care, we have begun the process of extending the range of products to be marketed through our sales force in the UK, both through in-licensing and through our own in-house research. Discussions continue on several new products complementary to Kerraboot®. We expect to report later in the year on progress, with two further devices being developed in-house.

Pre-clinical pipeline

Progress has continued with both of our Scavidin® and baculovirus vector technologies. We recently announced therapeutic proof of principle results in two cancer models using Scavidin® with yttrium and paclitaxel, achieving efficacy at up to one-tenth the equivalent human dose. We have also been delighted with the progress made with our Neuropilin 1 antagonist programme. Neuropilin 1 is a receptor of increasing interest, which has been recently shown to play an important role in mediating the growth and migration of cancer cells. We expect to complete the initial pre-clinical development of a lead Neuropilin 1 antagonist molecule by the end of 2006.

In August we announced the discovery of technology for a targeted integrating vector which we believe heralds a breakthrough in gene medicine. This new technology inserts the therapeutic gene into a specific, predetermined site in the ribosomal DNA. The discovery offers the potential for greatly enhanced safety and efficacy in the development of gene-based medicines.

Manufacturing and new facilities

During 2005, we established the full Cerepro™ production line at our GMP facility in Kuopio and have undertaken proces: validations, production and QC testing, in accordance with the ongoing requirements of both the EMEA and Finnish Nationa Agency for Medicines (NAM). At NAM's request, we successfully transferred finished product filling and packaging (previousl contracted to a certified third party) to Kuopio so that the whole Cerepro™ production process is now in-house. In October following formal inspection, our facility was certified to produce commercial supplies of adenoviral gene-based medicine fo the European markets. This is the first facility in the world to receive such a licence.

After a detailed review, we committed to expand our Finnish operations in order to have the capability to undertak commercial scale production and process development of the full range of DNA based medicines being developed by th Company. In May, we signed an agreement under favourable terms with the Teknia business park in Kuopio for the buildin and lease of a 3,000m^2 facility, due to be operational by the end of 2007. This will house manufacturing as well as bringing a related research onto a single site. In November the Finnish Government awarded the Group a grant of €2.2m towards th cost of the facility. This is believed to be the largest grant ever made to a biotechnology company in Finland.

Board and management strengthened

In July, Dr Bruce Carter joined the main Board as a Non-Executive Director and Member of the Remuneration Committee Bruce is a very experienced international biotechnology executive, bringing to our deliberations significant biotecl management experience, particularly in the USA. Bruce is President and CEO of ZymoGenetics Inc (NASDAQ) and prior t that was a member of the Board of Novo Nordisk, where he was responsible for research and development. We are delighte he made the decision to join us.

We were also very pleased to announce two new appointments to the Operating Board. Dr David Eckland joined in May fron Takeda as Director of Research and Development. David took over the responsibility for this area replacing Dr Alan Boy who moved to a part-time role, focusing on regulatory approvals. In September we appointed Robert Shaw to the Operatin Board as Head of Technical Services and QP, located in Finland. Both are first class additions to our strengthening team.

Staff

Once again, our staff in London and Finland have worked exceptionally hard throughout the year to achieve what we hav summarised in this statement. Ark is successfully pioneering leading edge biotechnology and novel products, in many case: as 'world firsts'. The Board is well aware that this success is only being achieved as a result of the expertise and tremendou: dedication of our employees and we thank them all for their ongoing efforts and contributions.

Prospects

During 2006 we expect to achieve further significant product milestones. In particular, we will update shareholders o recruitment progress for the Cerepro™ Phase III corroborative study, as well as providing news on progress with the MA submission. Results of the Trinam® Phase II study are expected mid-year and we plan to commence the pivotal study fo Vitor™ towards the end of 2006.

Commercially, we anticipate that revenues from Kerraboot® will continue to grow from increasing UK sales and the start o international sales. We also plan to conclude further Kerraboot® international out-licensing deals, including for the importan US market. Furthermore, we expect to add a number of other products to our sales portfolio to build our devices business.

We will continue to exploit our intellectual property as further patents are granted, and plan to secure an out-licensin agreement for our Ox-LDL diagnostic test. As regards our pre-clinical portfolio, we expect to deliver the results of further pre clinical proof of principle studies for Scavidin® in other cancer models and the *in vitro-vivo* proof-of-principle studies fo Neuropilin 1 in cancer.

Much has been achieved in a very successful 2005 and we have once again set ourselves some tough milestones for thi coming year. With so many important developments in prospect, we believe our spread-risk portfolio approach gives investor a breadth of value-enhancing possibilities, enabling us all to look forward with excitement to Ark's future as a specialis healthcare company.

Dennis Turner, Chairman 9 March 2006	Nigel Parker, Chief Executive Officer

inancial Review

Overview

We report a loss for the year ended 31 December 2005 of £15.1m (2004: £11.9m). The Group's losses have increased in the year principally as a result of the significant progress made in the clinical development process with its lead products, togethe with increased investment in the Group's advanced biologics manufacturing facility. During the year the Company recognise(its first significant revenues, totalling £2.3m, of which £2.0m related to the licensing agreement with Boehringer Ingelheim an(£0.3m to Kerraboot® revenue. Ark expects to incur continued losses for the immediate future as it invests in the later phase: of clinical development for its lead products.

Cash and money market investments at 31 December 2005 totalled £34.3m (2004: £47.3m), a level of funding which i: expected to enable the Group to progress with its lead products through the next key milestones in their development an(support the marketing of the Kerraboot® in the UK and overseas.

These financial statements are the first under which the Group is required to adopt International Financial Reportin(Standards (IFRS). All comparatives have been restated to comply with the requirements of IFRS. A reconciled balance shee at 1 January 2004 and 31 December 2004, and an IFRS reconciliation of the Group's results for the year ended 31 Decembe 2004 can be found in our 2005 interim report on our website at www.arktherapeutics.com.

Results of Operations

Years ended 31 December 2005 and 2004

Revenue

Revenue of £2.3m was recorded in 2005 (2004: £0.2m), £2.0m of which was milestone receipts due under the licensin(agreement with Boehringer Ingelheim (2004: £nil). Sales in the UK of Kerraboot® were £0.3m (2004: £0.2m). It is expecte(for 2006 that the primary sources of revenues will continue to be product sales and out-licence deals for Kerraboot®, potentia sales from other wound-care products and Boehringer Ingelheim milestone receipts. In future years an increasing proportio of revenues is expected to come from the products now in late stage clinical development, together with further out-licensin(receipts.

Research and development expenses

Ark conducts research at its facilities in Kuopio, Finland, at University College London and through a specialist chemistry sub contractor. Clinical studies are generally carried out by approved clinical organisations within Europe and North Americ: under the close supervision of senior project managers employed by the Group. Research and development expenditure i 2005 was £13.9m (2004: £9.1m), reflecting the increased level of late stage clinical trial activity and the continued investmen in the biologics manufacturing facility in Finland.

Clinical development costs

Major studies during the year included the commencement of the Phase III study for Cerepro™, the dose-ascending Phase I study for Trinam®, and both a Phase III and a bioequivalence study for Vitor™. It is anticipated that 2006 will see th(continuation of the Cerepro™ Phase III study and the commencement of activity in relation to both the Trinam® Phase III stud and the pivotal Phase III study for Vitor™.

Manufacturing development costs

Manufacturing development expenditure increased as, following the certification of the Kuopio facility for Phase III clinical tria and commercial production, clinical batches for Cerepro™ were produced and further staff were recruited as the Compan began to prepare for commercial production.

Research Costs

Research costs rose by £0.5 million due to a continuing investment in the Company's highly promising pre-clinical pipeline.

Sales & marketing expenses

Selling, marketing and distribution costs for the period were £1.3m (2004: £1.3m). These costs related largely to sales forc(expenses and marketing activities for Kerraboot® in the UK (2004 costs included one-off launch activities).

Administrative expenses

Administrative expenses for the period were £5.7m (2004 restated: £4.8m). The increase in expenses was a direct result o the growth in the business with particular investment in commercial development, IT infrastructure and additional Londo office space.

Investment income

Net interest receivable comprises the interest income generated from cash invested in term and overnight deposits. In th year ended 31 December 2005 the Group earned investment income of £1.9m (2004: £2.0m) on cash deposits. The decreas results from the usage of cash during 2005.

Taxation

There were no corporation tax charges for the year under review due to the incidence of tax losses. The R&D tax credi receivable for the year ended 31 December 2005 was £1.6m (2004: £1.2m), reflecting the increased investment in researcl and development in the year.

Liquidity and capital resources

The net cash outflow from operating activities for the year was £14.0m (2004: £14.1m). Ark's net cash outflow from capita expenditure was £0.8m (2004: £0.4m). The capital expenditure was incurred principally for upgrading the Group's biologic: manufacturing facilities in Kuopio, Finland. The Company's investment in expanded manufacturing facilities in Kuopio will give rise to additional capital expenditure during 2006 and 2007.

Ark's net cash inflow from financing activities was £0.6m (2004: £50.7m) primarily through the exercising of share options (th 2004 figure included £50.4m proceeds net of expenses raised by the IPO). Interest received from term and overnight deposit: was £1.4m (2004: £1.9m).

The Board has implemented an Investment Policy governing the investment of the Company's cash resources, under whicl the primary objective is to invest in low risk cash or cash equivalent investments to safeguard the principal, ensuring that thes resources remain available to fund the Company's operations while still seeking to maximise returns.

Consolidated income statement
for the year ended 31 December 2005 (unaudited)

	Year ended 31 December 2005	Year ended 31 December 2004 (restated*)
	£'s	£'s
Revenue	2,346,928	154,353
Cost of sales	(101,800)	(45,401)
Gross profit	2,245,128	108,952
Research and development expenses	(13,941,303)	(9,147,324)
	(11,696,175)	(9,038,372)
Selling, marketing and distribution costs	(1,273,122)	(1,305,970)
Other administrative expenses	(5,181,539)	(4,387,917)
Share-based compensation	(504,600)	(435,866)
Administrative expenses	(5,686,139)	(4,823,783)
Other income	33,507	96,199
Operating loss	(18,621,929)	(15,071,926)
Investment income	1,893,382	1,959,891
Finance costs	(46,521)	(5,036)
Loss on ordinary activities before taxation	(16,775,068)	(13,117,071)
Taxation	1,640,253	1,211,436
Loss on ordinary activities after taxation, being retained loss for the year	(15,134,815)	(11,905,635)

Loss per share	(0.12)	(0.10)

All results relate wholly to continuing activities.

* under IFRS – see note 1

Consolidated balance sheet (unaudited)

	As at 31 December 2005 £'s	As at 31 December 2004 (restated*) £'s
Non-current assets		
Goodwill	1,306,091	1,306,091
Other intangible assets	74,787	51,868
Property, plant and equipment	1,327,322	1,009,102
	2,708,200	2,367,061
Current assets		
Inventories	251,366	331,010
Trade and other receivables	2,802,837	2,576,572
Money market investments	28,000,000	-
Cash and cash equivalents	6,290,227	47,256,285
	37,344,430	50,163,867
TOTAL ASSETS	40,052,630	52,530,928
Non-current liabilities		
Loans	433,185	493,060
Current liabilities		
Trade and other payables	5,167,537	3,569,861
Loans	46,301	47,612
	5,213,838	3,617,473
TOTAL LIABILITIES	5,647,023	4,110,533
Equity		
Share capital	1,274,931	1,263,337
Share premium	50,032,370	49,430,703
Merger reserve	36,988,989	36,988,989
Foreign currency translation reserve	(21,028)	(23,194)
Share-based compensation	969,864	465,264
Retained loss	(54,839,519)	(39,704,704)
Shareholders' funds	34,405,607	48,420,395
TOTAL LIABILITIES AND EQUITY	40,052,630	52,530,928

under IFRS – see note 1

Consolidated cash flow statement (unaudited)

	Year ended 31 December 2005	Year ended 31 December

	£'s	£'s
Net cash outflow from operating activities	(14,064,778)	(14,087,940)
Investing activities	(27,455,521)	1,495,902
Financing activities	552,075	50,692,541
(Decrease)/increase in cash and cash equivalents	(40,968,224)	38,100,503
Cash and cash equivalents at beginning of year	47,256,285	9,157,565
Effect of exchange rate changes	2,166	(1,783)
Cash and cash equivalents at end of year	6,290,227	47,256,285

* under IFRS – see note 1

Selected notes to the financial information

1. Presentation of financial information

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning o Section 240 of the Companies Act 1985. The Statutory accounts for the year ended 31 December 2005 will be finalised on th basis of the financial information presented by the Directors in this unaudited preliminary announcement and will be delivere to the Registrar of Companies for England and Wales in due course and will also be sent to shareholders. Statutory account for the year ended 31 December 2004, which were prepared under accounting practices generally accepted in the UK, hav been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain an statement under Section 237 (2) or (3) of the Companies Act 1985.

The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS, including a reconciled opening balanc sheet as at 1 January 2004 and comparative balance sheet as at 31 December 2004, and an IFRS reconciliation of th Group's results for the year ended 31 December 2004, will be included in the statutory accounts of the Company for the yea ended 31 December 2005. The reconciling items from UK GAAP to IFRS included adjustments relating to share-base compensation and goodwill amortisation, as a result of which net assets increased by £1,253,844 and the loss for the yea decreased by £913,480.

2. Condensed statement of changes in equity

	Year ended 31 December 2005	Year ended 31 December 2004 (restated*)
	£'s	£'s
Shareholders' funds at 1 January	48,420,395	9,205,658
Exchange differences on translating foreign operations recognised directly in equity	2,166	(1,783)
Share-based compensation	504,600	435,866
Loss for the year	(15,134,815)	(11,905,635)
Issue of share capital	437,993	55,335,772
Share issue expenses	-	(4,649,483)
Adjustment of share issue expenses	175,268	-
Shareholders' funds at 31 December	34,405,607	48,420,395

under IFRS – see note 1

3. Revenue

\n analysis of the Group's revenue is as follows:

	Year	Year

	ended 31 December 2005 £'s	ended 31 December 2004 (restated*) £'s
Continuing operations		
Sales of goods	260,205	154,353
Revenue from out-licensing deals	2,086,723	-
	2,346,928	154,353

* under IFRS – see note 1

4. Loss per share

IAS requires presentation of diluted earnings per share when a company could be called upon to issue shares that woul decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss pe share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that optio holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money shar options.

Including a retrospective adjustment for the bonus share issue (as per the consolidated statement of changes in equity for th year ended 31 December 2005), the calculation of basic and diluted loss per ordinary share is based on the loss o £15,134,815 (2004: £11,905,635) and on 127,168,920 ordinary shares (2004: 119,019,359) being the weighted averag number of ordinary shares in issue.

5. Net cash outflow from operating activities

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated*) £'s
Operating loss	(18,621,929)	(15,071,926)
Depreciation	447,343	270,553
Decrease/(increase) in receivables	3,873	(379,379)
Decrease/(increase) in inventories	79,644	(321,810)
Increase in payables	1,568,205	978,756
Share-based compensation	504,600	435,866
Net cash outflow from operations	(16,018,264)	(14,087,940)
Research and development tax credit received	1,953,486	-
Net cash outflow from operating activities	(14,064,778)	(14,087,940)

* under IFRS – see note 1

6. Analysis of cash flows for investing activities and financing

	Year ended 31 December 2005 £'s	Year ended 31 December 2004 (restated*) £'s
Investing activities		
Interest received	1,350,011	1,936,634
Finance costs	(17,050)	-
Purchases of money market investments	(28,000,000)	-
Purchases of property, plant and equipment	(745,554)	(388,864)
Purchases of computer software	(44,927)	(51,868)
Proceeds of sale on property, plant and equipment	1,999	-
Net cash (outflow)/inflow from investing activities	(27,455,521)	1,495,902
Financing		
Issue of shares	613,261	50,686,289

Repayment of loans	(61,186)	(72,603)
New loans	-	78,855
Net cash inflow from financing	552,075	50,692,541

* under IFRS – see note 1

END

Close

82-34804

Ark therapeutics

ARK THERAPEUTICS GROUP PLC Form of proxy

2006 Annual General Meeting, Thursday 27 April 2006 at 11.30 am

I/We (name(s) in full) ______________________

of (address(es)) ______________________

being (a) member(s) of the above-named Company, hereby appoint the Chairman of the meeting,

or ______________________

as my/our proxy to vote for me/us on my/our behalf at the 2006 Annual General Meeting of the Company to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London, EC2A 2HA on 27 April 2006 at 11.30 am, and at any adjournment thereof.

Please indicate in the boxes below how you wish your votes to be cast.

No.	Resolutions to be proposed	For	Against	Vote Withheld (see note 8)	Discretion (see note 8)
Resolution 1	To receive the accounts for the year ended 31 December 2005, together with the reports of the Directors and Auditors thereon				
Resolution 2	To receive the Directors' remuneration report for the year ended 31 December 2005				
Resolution 3	To re-appoint Professor Seppo Ylä-Herttuala as a Director				
Resolution 4	To re-appoint David Prince as a Director				
Resolution 5	To re-appoint Dr Nigel Parker as a Director				
Resolution 6	To re-appoint Dr Bruce Carter as a Director				
Resolution 7	To re-appoint Sir Mark Richmond as a Director				
Resolution 8	To re-appoint Deloitte & Touche LLP as Auditors of the Company and to authorise the Directors to fix their remuneration				
Resolution 9	To authorise the Directors to allot relevant securities pursuant to section 80 of the Companies Act 1985				
Resolution 10	To empower the Directors to allot equity securities pursuant to section 95 of the Companies Act 1985				
Resolution 11	To amend the Company's Articles of Association				

Signed ______________________ Dated ______________________

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions, you are entitled to appoint someone else, a 'proxy', to attend and vote in the event of a poll. A proxy need not be a shareholder of the Company. A proxy must vote as you have instructed and cannot vote on a show of hands.
2. You can choose a proxy other than the Chairman of the meeting by crossing out "Chairman of the meeting or" and writing another proxy's name and address in the space provided. You may appoint more than one proxy. If no name is entered, the return of this form duly signed will authorise the Chairman of the meeting to act as your proxy.
3. In the case of a corporation, this form of proxy must be executed under its common seal or under the hand of a duly authorised officer or attorney.
4. In order that this form of proxy shall be valid, it must be deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or a copy certified in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the Directors), at Capita Registrars (Proxies), 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 48 hours before the time appointed for the meeting. The completion and return of a form of proxy will not, however, preclude shareholders from attending and voting in person at the meeting or at any adjournment thereof, should they wish to do so. Completed proxy forms should not be sent to the Company's registered office.
5. If two or more persons are jointly entitled to a share conferring the right to vote, any one of them may vote at the meeting either in person or by proxy, but if more than one joint holder is present at the meeting either in person or by proxy, the one whose name stands first in the register of members in respect of the joint holding shall alone be entitled to vote in respect thereof. In any event, the names of all joint holders should be stated on the form of proxy.
6. If this form is returned without any indication as to how the person(s) appointed shall vote on the resolutions, such person(s) will exercise his/her/their discretion as to how to vote or whether to abstain from voting.
7. Unless instructed otherwise, the proxy may also vote or abstain from voting as he or she thinks fit on any other business which may properly come before the meeting (including amendments to resolutions).
8. To abstain from voting on a resolution, tick the box "Vote Withheld". A "vote withheld" is not a vote in law, which means that the vote will not be counted in the calculation of votes "For" and "Against" the resolution. Ticking "Discretion", or failing to tick any box against a resolution, will mean your proxy can vote as he or she wishes or can decide not to vote at all.

2

BUSINESS REPLY SERVICE
Licence No. MB 122

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent
BR3 4BR

Regulatory Announcement

Go to market news section

RECEIVED
2006 APR 10 P 1:71
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Annual Information Update
Released	15:22 28-Mar-06
Number	5384A

ARK THERAPEUTICS GROUP PLC

28 March 2006

Annual Information Update

In accordance with Prospectus Rule 5.2, the following information has been published or made avail

The following UK regulatory announcements have been made via the Regulatory News Service provi

Date	Headline
1 April 2005	Agreement
1 April 2005	Notice of AGM
7 April 2005	Appointment
14 April 2005	Research Update
28 April 2005	Result of AGM
3 May 2005	Holding(s) in Company
4 May 2005	Strengthened Patent Position
19 May 2005	Kerraboot® Marketing Deal
7 June 2005	Holding(s) in Company
8 June 2005	Listing Applications
14 June 2005	Signs Marketing Deal
21 June 2005	Research Update
23 June 2005	Director Shareholding
7 July 2005	Board Appointment
21 July 2005	Research Update
25 July 2005	Interest in Shares
28 July 2005	Notice of Results
29 July 2005	Holding(s) in Company
5 August 2005	Research Update
24 August 2005	Holding(s) in Company
31 August 2005	Interim Results
9 September 2005	Holding(s) in Company
9 September 2005	Holding(s) in Company
13 September 2005	Holding(s) in Company
26 September 2005	Change of Adviser
5 October 2005	Ox-LDL Approval
18 October 2005	Research Update
20 October 2005	Ark Granted Licence
28 October 2005	Regulatory Application
28 October 2005	Research Update
28 October 2005	Research Update
3 November 2005	Grant for New Facility

5 December 2005	Blocklisting Interim Review
5 December 2005	Blocklisting Interim Review
12 January 2006	US Patent for Kerraboot®
16 January 2006	Research Update
19 January 2006	Notice of Results
9 February 2006	Director Share Dealing
15 February 2006	Agreement
17 February 2006	Marketing Deals
20 February 2006	Research Update
24 February 2006	Option Awards
9 March 2006	Final Results

Copies of all regulatory announcements for Ark Therapeutics Group plc can be found on the press re

The Ark Therapeutics Group plc Annual Report and Accounts 2005 and the Interim Report 2005 wer
Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E
www.arktherapeutics.com or on application to the Company Secretary.

The Company has also made the following filings at Companies House:

Date of Filing	Document filed
1 April 2005	Return of Allotment of Shares
1 April 2005	Return of Allotment of Shares
6 April 2005	Return of Allotment of Shares
19 April 2005	Return of Allotment of Shares
19 April 2005	Return of Allotment of Shares
28 April 2005	2005 AGM Resolutions
3 May 2005	Return of Allotment of Shares
3 May 2005	Return of Allotment of Shares
3 May 2005	Return of Allotment of Shares
20 May 2005	Return of Allotment of Shares
21 June 2005	Change of Particulars for Director
21 June 2005	Change of Particulars for Director
21 June 2005	Change of Particulars for Director
21 June 2005	Change of Particulars for Director
21 June 2005	Change of Particulars for Director
21 June 2005	Change of Particulars for Director
21 June 2005	Change of Particulars for Secretary
24 June 2005	Return of Allotment of Shares
28 June 2005	Return of Allotment of Shares
7 July 2005	Change of Particulars for Director
7 July 2005	Change of Particulars for Director
11 July 2005	Return of Allotment of Shares
13 July 2005	Return of Allotment of Shares
20 July 2005	Return of Allotment of Shares
20 July 2005	Return of Allotment of Shares
21 July 2005	Appointment of Director
29 July 2005	Return of Allotment of Shares
8 September 2005	Change of Particulars for Director
29 September 2005	Return of Allotment of Shares
26 October 2005	Return of Allotment of Shares
27 October 2005	Return of Allotment of Shares
2 November 2005	Annual Return
17 November 2005	Return of Allotment of Shares

17 November 2005	Return of Allotment of Shares
18 November 2005	Return of Allotment of Shares
6 December 2005	Return of Allotment of Shares
3 January 2006	Return of Allotment of Shares
5 January 2006	Return of Allotment of Shares
1 February 2006	Return of Allotment of Shares

Copies of these documents can be obtained from Companies House, Crown Way, Maindy, Cardiff CF

Further information is available regarding the Company and its activities on its website www.arkthe

The information referred to in this update was up to date at the time the information was published,

A copy of this Annual Information Update can be obtained from the Company's registered office at 7

Enquiries:

Ark Therapeutics Group plc 020 7388 7722
Nick Plummer, Company Secretary

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Re Agreement
Released	07:00 30-Mar-06
Number	6351A

Ark Broadens International Reach for Kerraboot® with Three Further Marketing Deals

Number of Deals in 2006 Rises to Six

30 March 2006, London UK: Ark Therapeutics Group plc today announces that it has signed three further international marketing agreements for Kerraboot®, Ark's novel wound care device for the management of leg and foot ulcers, bringing the total number of deals signed this year to six. Exclusive distribution rights have been signed with MediGroup Australia Pty Ltd for Australia, New Zealand and the Pacific Islands, with KYO Kronik Yara Organizasyonu Ltd.STI (Chronic Wound Organization Ltd) for Turkey and with Gulf Business Development Co W.L.L. for Kuwait, with an option for the Gulf States and Middle East.

Under the various terms of the agreements, Ark will supply Kerraboot® at an agreed transfer price and will also receive sales-related milestones in return for the marketing rights to Kerraboot®. All the licensees will be responsible for marketing to all sectors of the healthcare community in their respective territories, as well as completing the appropriate regulatory and reimbursement processes.

With the out-licensing deals announced earlier in the year for China, Denmark and The Netherlands/Luxembourg, the number of international Kerraboot® deals has now risen to nine overall[1]. Ark expects to commence international sales in the first half of 2006.

Lower leg and foot ulceration affects around 1% of the adult population in the developed world[2] and is particularly prevalent amongst the diabetic population where the ulcers can develop rapidly and are particularly difficult to heal. Whilst national statistics for the incidence of diabetes and leg ulcers vary from country to country, these deals are projected to access a combined target market of 144,000 patients[3] who have a leg or foot ulcer at any one time.

Kerraboot® provides a new approach to the management of these ulcers, in the form of a novel, non pressurised, boot-like dressing device, which is simple, quick and pain free to change. Kerraboot® facilitates the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four-week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over existing treatments. These UK-based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective, saving up to 50% of nurse time and with patients often becoming nurse independent.

Late last year, Ark launched a new and more versatile extra-absorbent version of the device to extend both the range of ulcers that can be treated and the time between dressing device change for more exudative wounds. Launched in response to market demand, the new version has had a very favourable reception from nurses and other healthcare professionals with comparative period UK sales showing 48% year on year growth. All international licensees will market the new super-absorbent boot in both the existing transparent and opaque versions, the latter being due to complete initial production at the end of April.

Mr Paul Higham, Commercial Director of Ark, commented: "These latest deals demonstrate the success we are having in our international roll-out of Kerraboot®. Through these agreements we are rapidly building up access to an increasing number of patients who should benefit from Kerraboot®. We look forward to the commencement of international sales as the new Kerraboot® versions become available."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Anna Keeble

Notes to Editors

Sources:

1 Israel; Ireland; South Korea; China; Denmark; The Netherlands and Luxembourg; Australia, New Zealand and Pacific Islands; Turkey; and Kuwait

2 Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002

3 Company estimates based on patient populations

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets. Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

MediGroup Australia Pty Ltd: Australia, New Zealand and Pacific Islands

MediGroup is concerned with medical product research and marketing of medical device products in Australia, New Zealand and the Pacific Islands. The company is privately owned.

Australia has a diabetic population of approximately 760,000 people (Australian Bureau of statistics, April 22 2005 Projection) or 3.8% of the general population and an incidence of neuropathic ulcers of 1.5% (Diabetes Care 22:382-387, 1999 "Incidence Outcomes and Costs of Foot Ulcers in Patients with Diabetes"). Based on these figures, the market potential for Kerraboot® targeted at the diabetic and venous ulcer market is estimated by Ark to be 24,000 patients.

KYO Kronik Yara Organizasyonu Ltd.STI (Chronic Wound Organization Ltd): Turkey

KYO is wholly focussed on the Turkish chronic wound care market. The company is the exclusive distributor for KCI and ConvaTec Wound Therapeutics and for additional smaller companies focussed on the wound care business (TavTech and Maxis). KYO has an extensive distribution network throughout Turkey and services hospitals and patient sectors.

Turkey has a diabetic population of approximately 5.5 million people (Population Based Study of Diabetes and Risk Characteristics in Turkey Diabetes care 25:1551-1556, 2003) or 7.2% of the general population and an incidence of neuropathic ulcers of between 2%-3.5% (Yavuzer, Dr C.Reha: Plastic and Reconstructive Surgery Vol 105(7) June 2000). Based on these figures, the market potential for Kerraboot® targeted at the diabetic and venous ulcer market is estimated by Ark to be 105,000 patients.

Gulf Business Development Co W.L.L.: Kuwait

GBD is a privately-owned Kuwaiti company which provides healthcare products principally to the Ministry of Health, Ministry of Defense, Kuwait Oil Company, Kuwait National Petroleum Co. Kuwait Institute of Scientific Research, private hospitals and healthcare clinics.

Kuwait has a high diabetic population of approximately 175,000 people (Known type 2 diabetes mellitus among the Kuwaiti population N.Abdella, M.Khogali Acta Diabetol33 (145-149) 1996) representing approximately 7.5% of the general population and an incidence of neuropathic ulcers of up to 8%. Based on these figures, the market potential for Kerraboot® targeted at the diabetic and venous ulcer market is estimated by Ark to be 15,000 patients.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END